東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 OCT -4 A 9:27

FILE NO. 082-04837

September 27, 2007

07027081

SUPPL

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
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Tokyo

Europe & Middle East
Almaty
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Berlin
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Brussels
Budapest
Cairo
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Frankfurt / Main
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Munich
Paris
Prague
Riyadh
Rome
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Stockholm
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North & South America
Bogota
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Buenos Aires
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Dallas
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Houston
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Washington, DC

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

June 1, 2007	Notice of the 46th Ordinary General Meeting of Shareholders
June 1, 2007	Amendment to the Notice of the 46th Ordinary General Meeting of Shareholders
June 7, 2007	Notice of Issuance of US Dollar-denominated Unsecured Straight Bonds
June 14, 2007	Matters Concerning Parent Company, etc.
June 19, 2007	Notice of Resolutions of the 46th Ordinary General Meeting of Shareholders
July 26, 2007	Financial Results for the Three-Month Period (IQ) ended June 30, 2007
July 26, 2007	Announcement of management integration between Promise and Sanyo Shinpan and Implementation of Tender Offer for Sanyo Shinpan Shares by Promise
July 26, 2007	Announcement of Commencement of Tender Offer for Shares
July 31, 2007	Announcement of Partial Changes in Content of Tender Offer for Shares

Dlw 10/4

BAKER & McKENZIE

Yours truly,

Ken Takahashi

Encls.

cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

(Excerpt translation)

FILE NO. 082-04837

June 1, 2007

To the Shareholders:

Notice of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 46th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to be present at such meeting.

Since you may exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying Reference Documents for the General Meeting of Shareholders and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by June 18, 2007.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

1. Date and hour of meeting:

   June 19, 2007 (Tuesday), 10:00 a.m.

2. Place of meeting:

   Yukyu-no-ma, 2nd Floor, Hotel Metropolitan Edmont
   10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 46th fiscal year (from April 1,

2006 to March 31, 2007)

2. Report on the financial statements for the 46th fiscal year (from April 1, 2006 to March 31, 2007)

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

Proposition No. 2: Election of two (2) Directors

Proposition No. 3: Election of two (2) Statutory Auditors

Proposition No. 4: Election of one (1) Deputy Auditor

Proposition No. 5: Election of one (1) Account Auditor

Proposition No. 6: Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

- END -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2006 to March 31, 2007)

I. Current state of the Group:

1. Developments of business and the results thereof, etc.

During the fiscal year ended March 31, 2007, Japan's economy staged a moderate recovery as employment and personal income statistics improved due to growth in corporate earnings and capital expenditures. However, several sources of concern remain. For example, there is an increasing economic gap among business sectors and geographic regions. There are also worries about higher interest rates.

In the consumer finance industry, the operating climate is expected to become even more challenging. Consumer finance companies are seeing rapid growth in the number of legal proceedings for debt restructuring and claims for interest repayments. Furthermore, in December 2006, legislation was passed that will significantly lower the maximum interest rate prescribed by the Capital Subscription Law. The Law to Partially Amend the Money Lending Business Control and Regulation Law was also passed, signaling the start of restrictions on the total amount of loans per customer and other new regulations.

To overcome these challenges, the Promise Group is working on quickly generating benefits from its alliance with the Sumitomo Mitsui Financial Group and its group companies (the "SMFG Group"), as well as on expanding established business operations. The Promise Group is also in the process of developing a new business model.

Results for the fiscal year ended March 31, 2007 by business are as follows:

[Financing Business]

Income from loan guarantee business increased along with steady growth in the volume of guaranteed loans outstanding, including loans extended through the business alliance with the SMFG Group. However, media reports concerning amendments to laws and other media coverage have damaged the public's perception of the consumer finance industry. In addition, credit losses and related expenses are increasing along with the growth in the number of interest repayment claims. The result was a decrease in interest income due to a big decline in consumer loans outstanding. Due to these factors, operating income in the financing business decreased 3.2% to ¥360,265 million.

The major policies undertaken in the fiscal year ended March 31, 2007 are outlined below:

(1) Progress of Strategic Business Alliances

The Promise Group has been taking steps to serve a broader spectrum of customers and

make its services more convenient by combining the Group's know-how with the strengths of alliance partners.

The core business of our strategic alliances with the SMFG Group is a consumer loan business called the Cascade business, which combines the resources of Sumitomo Mitsui Banking Corporation ("SMBC"), At-Loan Co., Ltd., and Promise. The volume of loans in the Cascade business has increased steadily since the start of this alliance. Recently, the partners decided to revise the Cascade business strategy in response to a shift in the public's perception of the consumer finance industry. Beginning in February 2007, only SMBC and At-Loan have been offering loan products. Promise continues to guarantee these loans and extend a full line of support extending from credit scoring to the management and collection of delinquent loans.

In addition to its two Cascade business partners, Promise is now supplying loan guarantee services to 11 financial institutions, including The Japan Net Bank, Limited, an SMFG Group member, and eight regional banks. At the end of March 2007, guaranteed loans outstanding totaled ¥281,385 million (including loans of ¥123,180 million of At-Loan that are eliminated when preparing consolidated financial statements).

(2) Expansion of established businesses

The Promise Group is working on strengthening sales activities and improving the quality of loans receivable by executing a rigorous compliance program, utilizing information technology and reinforcing communications with customers.

Regarding sales activities, Promise is using customer feedback to make improvements. The Company aims to enhance the quality of services by sharing information concerning individual customers, including information on how customers were treated. Initiatives also include a review of branches and other customer service channels while maintaining the convenience of services and preserving Promise's competitive edge. In addition, Promise is enhancing services by using the Internet and cell phones. For example, the "Visible Call Center" service commenced in April 2006 for individuals using the FOMA TV cell phone service of NTT DoCoMo, Inc.

Regarding loan management, strict compliance with laws and regulations is Promise's highest priority. Promise strictly adheres to its Loan Collection Guidelines, a voluntary set of highly detailed rules for loan management activities. In addition, the Company continued to use strict loan approval standards, upgrade employees' counseling skills and take other steps to improve the quality of its loan portfolio. Consumer finance companies of the Promise Group use the Promise credit approval system and associated know-how, and have reviewed their loan management systems. Through these measures, these group companies worked on reinforcing credit scoring capabilities and improving the quality of their loans receivable.

[Other Businesses]

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance

business has prospered, with business tie-ups at the end of March 2007 reaching 32 companies, comprising two credit card companies, nine installment sales finance companies and 21 consumer finance companies (including four Promise Group companies).

Furthermore, peripheral financial businesses, such as the telemarketing business provided by Net Future Co., Ltd., have also expanded their earnings bases by acquiring new customers outside the Promise Group.

In the fiscal year ended March 31, 2007, lower sales caused by intense competition in Japan caused operating income from other business to decrease 5.8% to ¥8,649 million.

The composition of incomes by the business sectors is set forth below:

Classification		45th year ended March 31, 2006		46th year ended March 31, 2007		Increase/ decrease	
		Amount (million yen)	Composition ratio (%)	Amount (million yen)	Composition ratio (%)	Amount (million yen)	Composition ratio (%)
Financing business income	Interest on operating loans	360,588	94.57	344,797	93.47	(15,791)	(4.38)
	Recovery of write-offs and interest thereon	5,234	1.37	5,340	1.45	106	2.04
	Referral income	204	0.06	371	0.10	167	81.60
	Credit management and collection	2,638	0.69	3,239	0.88	600	22.77
	Income from loan guarantee services	3,432	0.90	6,357	1.72	2,925	85.24
	Other financing income	13	0.00	159	0.04	145	1,113.60
	Sub total	372,111	97.59	360,265	97.66	(11,845)	(3.18)
Other business income	Goods sold	958	0.25	373	0.10	(585)	(61.06)
	Others	8,227	2.16	8,276	2.24	49	0.60
	Sub total	9,186	2.41	8,649	2.34	(536)	(5.84)
Total		381,297	100.0	368,915	100.0	(12,381)	(3.25)

Total consolidated operating income decreased 3.2%, or ¥12,381 million to ¥368,915 million. In its main consumer finance services, credit losses and related expenses increased along with the growth in the number of interest repayment claims. In addition, media reports concerning amendments to laws and other negative media coverage caused a big decline in consumer loans outstanding, which resulted in a decrease in interest income though income from loan guarantee services increased along with steady growth in the volume of guaranteed loans outstanding.

Earnings benefited from the benefits of cost reductions targeting advertising expenses and other expense categories. However, there were a number of substantial expenses. Most significant was a ¥418,760 million provision for the allowance for losses on interest repayments. This includes a ¥167,750 million addition to the allowance for credit losses for the expected losses on loan principal associated with interest repayments. The provision was based on a review of the allowance based on recent interest repayments in accordance with the "guideline of The Japanese Institute of Certified Public Accountants (JICPA) concerning the accounting treatment of allowances established by consumer

by consumer finance and related companies for losses due to interest repayment claims" (JICPA Industry Committee Report No. 37, October 13, 2006). In addition, expenses include an asset impairment charge for goodwill associated with At-Loan and QUOQLOAN Inc., a charge resulting from a revaluation of deferred tax assets based on stricter standards, and other items. As a result, there was a consolidated recurring loss of ¥201,502 million and a net loss of ¥378;282 million.

On a non-consolidated basis, operating income amounted to ¥299,910 million (down 2.6% compared with the previous fiscal year). Ordinary loss and net loss amounted to ¥196,882 million and ¥374,940 million, respectively.

2. State of capital investment:

Capital investment made during the fiscal year under review totaled ¥1,871 million, which was principally used by the Company: ¥1,145 million relating to automatic contract machines and the addition, relocation and remodeling of branches, ¥374 million for IT-related equipment and machinery and ¥68 million for machinery relating to the facilities of the head office.

3. State of fund-raising:

The state of issuance by the Company of bonds during the current year:

Title of bonds	Issue date	Total issue amount (million yen)	Interest rate (per annum)	Redemption date
The 36th Unsecured Bonds	December 19, 2006	¥10,000	1.70%	December 17, 2010
The 37th Unsecured Bonds	December 19, 2006	¥10,000	1.93%	December 19, 2011
The 38th Unsecured Bonds	February 16, 2007	¥20,000	2.05%	February 15, 2013
The 39th Unsecured Bonds	March 23, 2007	¥20,000	2.06%	March 20, 2014
Total	-	¥60,000	-	-

(Notes) 1. The proceeds from the issuance of the above-listed unsecured bonds were used as funds for operating loans.
2. The 11th Unsecured Bonds (¥20,000 million), the 22nd Unsecured Bonds (¥10,000 million), the 24th Unsecured Floating-Rate Bonds (¥15,000 million) and the 31st Unsecured Bonds (¥10,000 million) were redeemed at maturity during the fiscal year under review.

4. Major Issues Facing the Company:

Promise believes that the operating environment in the consumer finance industry will become extremely challenging. There are fears that amendments to laws may cause earnings to fall and trigger a realignment of the industry that will force many companies to shut down.

In response, the Promise Group is increasing efforts to develop new businesses, as was explained earlier, and restructuring established businesses with the aim of generating profits. Specific measures include the consolidation of centralized customer service centers and the closing and consolidation of unprofitable branch offices. Furthermore,

Promise has started the reorganization of two of the group's consumer finance companies (QUOQLOAN Inc. and Sun Life Co., Ltd.) and is reexamining advertising and marketing expenses, IT system investments and all other components of the cost structure.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness and the sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to solve these issues to both protect its customers and enable the sound development of the overall industry.

5. Acquisition or disposition of shares or other equity interest, stock acquisition rights, etc. of other companies:

(1) The Company subscribed for the shares of PROMISE (THAILAND) CO., LTD., a consolidated subsidiary, issued by allocation thereof to its shareholders in the amounts of BAHT110,000 thousand as of June 12, 2006 and BAHT110,000 thousand as of September 11, 2006, totaling BAHT220,000 thousand. As a result, its capital stock amounted to BAHT560,000 thousand.

(2) With regard to the issuance of the shares by PROMISE (TAIWAN) Co., Ltd., a consolidated subsidiary, by allocation thereof to its shareholders in the total amount of T$1,836,000 thousand as of August 23, 2006, the Company subscribed for the shares in the amount of T$1,418,000 thousand. Then, it decreased its capital stock in the amount of T$1,981,000 thousand without compensation as of September 6, 2006 and thereafter, the Company purchased its shares held by Ta Chong Bank, Ltd. as of October 26, 2006 to make it a wholly owned subsidiary of the Company. On December 12, 2006, the Company adopted a resolution for the dissolution thereof and on March 15, 2007, subscribed for its shares by allocation thereof to its shareholder in the amount of T$1,135,000 thousand to eliminate a deficiency in net assets and carry out the dissolution procedure smoothly. Consequently, it was dissolved as of April 30, 2007.

(3) QUOQLOAN Inc., a consolidated subsidiary, became a wholly owned subsidiary of the Company as of March 30, 2007 as the Company acquired all of its shares of treasury stock held by QUOQ Inc.

(4) The Company incorporated Do Financial Service Co., Ltd. as a wholly owned subsidiary as of February 22, 2007.

6. Changes in the state of assets and income and loss of the Group for the most recent three fiscal years:

(million yen, unless stated otherwise)

Classification	43rd year ended March 31, 2004	44th year ended March 31, 2005	45th year ended March 31, 2006	46th year ended March 31, 2007 (current year)
Operating income	390,980	369,860	381,297	368,915
Ordinary income (loss)	89,858	130,821	70,013	(201,502)
Net income (loss)	41,576	75,378	42,046	(378,282)
Net income (loss) per share (yen)	342.18	576.04	321.38	(2,982.86)
Operating loans outstanding	1,529,054	1,599,635	1,580,982	1,491,835
Total assets	1,718,721	1,785,142	1,760,186	1,569,539
Net assets	636,667	793,986	776,357	386,171
Net assets per share (yen)	5,260.21	5,901.62	6,121.14	2,987.82
Capital ratio (%)	37.04	44.48	44.11	24.14

(Notes) 1. As from the 44th year, consolidated financial statements are prepared as provided for in Article 19-2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Consequently, the figures for the 43rd year is based on the consolidated financial statements that were not audited by the Board of Statutory Auditors or account auditors as provided for in paragraph 3 of Article 19-2 of the said law.

2. With regard to At-Loan Co., Ltd., which was included in consolidation during the 44th year, the deemed acquisition date was March 31, 2005. Consequently, for the 44th year, the operating results on a consolidated basis do not include those of the company but the assets on a consolidated basis include those of the company. As to the assets of the company so included, the operating loans outstanding and the total assets accounted for ¥102,408 million and ¥112,075 million, respectively.

3. As from the 46th year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Corporate Accounting Standard No.5, December 9, 2005) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Corporate Accounting Standard Implementation Guidance No.8, December 9, 2005) are applicable.

7. State of major parent company and subsidiaries:

(1) State of major parent company:

None

(2) State of major subsidiaries:

The Company has 18 subsidiaries (domestic: 12, overseas: 6), including QUOQLOAN Inc. The following are its major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business	Notes
QUOQLOAN Inc.	¥5,434 million	100.00	Consumer finance services	Note 1.
Sun Life Co., Ltd.	¥185 million	100.00	Consumer finance services	
At-Loan Co., Ltd.	¥10,912 million	50.00	Consumer finance services	
PAL Servicer Co., Ltd.	¥500 million	100.00	Credit management and collection business	
Pallife Corporation	¥3,000 million	100.00	Lease and management of real estate	
Net Future Co., Ltd.	¥390 million	100.00	Telemarketing, maintenance and management of ATM networks and maintenance and development of computer systems	Note 2.
PROMISE (HONG KONG) CO., LTD.	HK$45,000 thousand	100.00	Consumer finance services	
Liang Jing Co., Ltd.	T$290,000 thousand	100.00	Credit management and collection business	
PROMISE (TAIWAN) Co., Ltd.	T$1,240,000 thousand	100.00	Appraisal and analysis of claimable assets arising from loans of financial institutions	Note 3.

Name of Company	Capital stock	Ratio of voting rights of the Company (%)	Main business	Notes
PROMISE (THAILAND) CO., LTD.	BAHT560,000 thousand	100.00	Consumer finance services	Note 4.

(Notes) 1. QUOQLOAN INC. became a wholly owned subsidiary of Promise on March 30, 2007 following the purchase of all treasury stock held by QUOQ Inc.
2. Net Futures Co., Ltd. and STC Co., Ltd. merged on April 1, 2006 with Net Futures being the surviving company.
3. With regard to the issuance of the shares by PROMISE (TAIWAN) Co., Ltd., a consolidated subsidiary, by allocation thereof to its shareholders in the total amount of T$1,836,000 thousand as of August 23, 2006, the Company subscribed for the shares in the amount of T$1,418,000 thousand. Then, it decreased its capital stock in the amount of T$1,981,000 thousand without compensation as of September 6, 2006 and thereafter, the Company purchased its shares held by Ta.Chong Bank, Ltd. as of October 26, 2006 to make it a wholly owned subsidiary of the Company. On December 12, 2006, the Company adopted a resolution for the dissolution thereof and on March 15, 2007, subscribed for its shares by allocation thereof to its shareholder in the amount of T$1,135,000 thousand to eliminate a deficiency in net assets and carry out the dissolution procedure smoothly. Consequently, it was dissolved as of April 30, 2007.
4. The Company subscribed for the shares of PROMISE (THAILAND) CO., LTD., a consolidated subsidiary, issued by allocation thereof to its shareholders in the amounts of BAHT110,000 thousand as of June 12, 2006 and BAHT110,000 thousand as of September 11, 2006, totaling BAHT220,000 thousand. In addition, this subsidiary was newly consolidated in the fiscal year under review due to its increasing importance concerning the consolidated financial statements.

(3) State of other important business affiliations:

Name of Company	Capital stock	Ratio of voting rights of the Company	Main business
MOBIT Co., Ltd.	¥20,000 million	50.00% (5.00%)	Consumer finance services

(Note) The figure in the parentheses in the "ratio of voting rights of the Company" shows its ratio of indirect voting rights.

8. Major businesses:

The Promise Group consists of the Company (Promise), 10 consolidated subsidiaries, eight non-consolidated subsidiaries and two affiliates (one of which is an equity method affiliate). The major businesses of the Group are as follows:

[Financing business]

Financing business is the Group's major business. The Group is principally engaged in direct lending of retail funds with no security or guarantee to consumers through simple credit

inquiries (consumer finance services).

Simultaneously, the Group is engaged in the provision of guarantees of unsecured loans to individuals to financial institutions and credit management and collection.

[Other businesses]

The Group is also engaged in real estate business, including leasing buildings for tenants, telemarketing, maintenance and management of ATM networks and design, operation and development of computer systems.

9. State of offices:

(Translation omitted)

10. State of employees:

(Translation omitted)

11. Principal lenders and amount:

(million yen)

Lenders	Balance of Borrowings
Sumitomo Mitsui Banking Corporation	80,120
The Sumitomo Trust and Banking Company, Limited	67,431
Shinsei Bank, Limited	65,373
Nippon Life Insurance Company	61,772
Mitsubishi UFJ Trust and Banking Corporation	31,652
Aozora Bank, Ltd.	25,197
Sumitomo Life Insurance Company	21,392
Meiji Yasuda Life Insurance Company	18,581
The Dai-Ichi Mutual Life Insurance Company	16,010
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,518

II. Matters concerning the shares of the Company:

1. Total number of issuable shares of the Company:

300,000,000 shares

2. Total number of issued shares:

134,866,665 shares
(including 8,048,402 shares of treasury stock)

3. Number of shareholders: 10,474

4. Principal shareholders:

Name	Number of shares held (shares)
Sumitomo Mitsui Banking Corporation	27,926,750
Hero and Company (Standing proxy: Sumitomo Mitsui Banking Corporation)	13,353,650
Ryoichi Jinnai	10,000,000
Yumiko Jinnai	8,644,700
Moxley & Co. (Standing proxy: Sumitomo Mitsui Banking Corporation)	5,390,915
Nothern Trust Company (AVFC) Sub Account American Client (Standing proxy: The HongKong and Shanghai Banking Corporation Limited, Tokyo Branch)	4,350,539
Nippon Life Insurance Company	4,000,010
The Sumitomo Trust and Banking Company, Limited	4,000,000
NATS CUMCO (Standing proxy: Sumitomo Mitsui Banking Corporation)	3,004,070
The Master Trust Bank of Japan, Ltd. (Trust account)	2,259,800

5. Other important matters concerning the shares

Acquisition, disposition and possession by the Company of its own shares:

(1) Acquisition of shares:

Shares of common stock	853 shares
Total acquisition prices	¥4,988,350

(2) Disposition of shares:

Shares of common stock	89 shares
Total disposition prices	¥419,910

(3) Shares held as of March 31, 2007

Shares of common stock	8,048,402 shares

The above acquisition of shares was all made by the purchase of less-than-one-unit shares.

III. Matters concerning stock acquisition rights of the Company, etc.

1. State of the holding of stock acquisition rights by the officers of the Company as at the end of the fiscal year under review

Not applicable.

2. Details of stock acquisition rights delivered to the employees of the Company, etc. during the fiscal year under review

Not applicable.

3. Other important matters concerning stock acquisition rights, etc.

The Company has adopted a stock option plan by the method of the acquisition by the Company of its own shares.

The plan, which was adopted by resolution at the 39th Ordinary General Meeting of Shareholders held on June 28, 2000, grants stock options by the method of the purchase by the Company of its own shares to the Directors in office as at the end of the 39th Ordinary General Meeting of Shareholders held on June 28, 2000 and the employees in Grade 12 or higher of the sales jobs and executive jobs under the grade system in the human resources management regulations of the Company, as well as the General Manager of the Planning and Business Department and the General Manager of the Sales Department, in office as of the same day.

The details of the stock option plan are as follows:

Date of resolution	June 28, 2000
Category and number of qualified grantees	Directors of the Company: 18 Employees in Grade 12 or higher of the sales jobs and executive jobs under the grade system in the human resources management regulations of the Company, as well as the General Manager of the Planning and Business Department and the General Manager of the Sales Department: 211
Class of shares	Shares of common stock
Number of shares	351,000 shares
Transfer price	¥8,848
Exercise period	August 1, 2002 to July 31, 2007
Conditions on the exercise of the stock options	(1) Any qualified grantee shall be a Director or employee of the Company when he/she exercises the stock options. (2) The stock options shall not be assigned, offered in pledge or otherwise disposed of. (3) Other conditions on the exercise of the stock options shall be provided for in an agreement to be entered into

	between the Company and each qualified grantee pursuant to the respective resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors held on June 28, 2000.

IV. Matters concerning the officers of the Company

1. Directors and Statutory Auditors:

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Director	Shunji Kosugi
Director	Teruaki Watanabe
Director	Isao Takeuchi
Director	Yasuhisa Ichikawa
Director	Tsutomu Kasori
Director	Toshihiro Kuboide
Full-time Statutory Auditor	Kazuya Koshita
Full-time Statutory Auditor	Yukio Yoshida
Full-time Statutory Auditor	Hiroaki Mori
Full-time Statutory Auditor	Morio Kansaku
Statutory Auditor	Kazuo Nagasawa

2. Amount of remuneration, etc. of Directors and Statutory Auditors:

Category	Number	Total amount of remuneration, etc.
Directors	8	¥230 million
Statutory Auditors (Outside Statutory Auditors)	5 (3)	¥73 million (¥37 million)
Total	13	¥304 million

3. Matters concerning outside officers:

Attendance and speech at meetings of the Board of Directors and the Board of Statutory Auditors:

Name	Attendance	Speech
Hiroaki Mori	He attended 29 of the 29 meetings of the Board of Directors He attended 7 of the 7 meetings of the Board of Statutory Auditors	He asked questions as to the matters reported and to be resolved whenever considered appropriate and expressed his opinions from the perspective of an outside Statutory Auditor whenever necessary.
Morio Kansaku	He attended 25 of the 25 meetings of the Board of Directors He attended 6 of the 6 meetings of the Board of Statutory Auditors	He asked questions as to the matters reported and to be resolved whenever considered appropriate and expressed his opinions from the perspective of an outside Statutory Auditor whenever necessary.
Kazuo Nagasawa	He attended 29 of the 29 meetings of the Board of Directors He attended 7 of the 7 meetings of the Board of Statutory Auditors	He asked questions as to the matters reported and to be resolved whenever considered appropriate and expressed his opinions from the perspective of an outside Statutory Auditor whenever necessary.

V. Account auditors

1. Names of account auditors

Category	Name	Remarks
Account auditor	ChuoAoyama PricewaterhouseCoopers (current MISUZU Audit Corporation)	Re-assumed on June 20, 2006 Retired on July 1, 2006
Temporary account auditor	Toyo Horwath	Assumed on July 3, 2006
	MISUZU Audit Corporation	Assumed on September 1, 2006

2. Amount of remuneration, etc. of the account auditors for the fiscal year under review:

	Amount paid	
	MISUZU Audit Corporation	Toyo Horwath
(1) Total amount of remuneration, etc. payable by the Company for services (audit certificate services) under Article 2, paragraph 1 of the Certified Public Accountant Law of Japan:	¥26 million	¥11 million
(2) Total amount of cash and other proprietary benefits payable by the Company and its subsidiaries to the account auditors:	¥48 million	¥17 million

3. Content of non-auditing services:

The Company has entrusted the account auditors with, and paid for, the preparation of comfort letters with regard to the issuance of bonds, which is services (non-auditing services) not covered by Article 2, paragraph 1 of the Certified Public Accountant Law.

4. Policy on the determination of dismissal and non-reappointment of the account auditors:

For certain reasons on the part of the Company or in the event that the account auditors are judged to have violated or contravened with the Corporation Law, the Certified Public Accountant Law or any other law or ordinance or offended public order or morals, then the Company shall consider and deliberate on the dismissal or non-reappointment of the account auditors.

VI. Systems and policies of the Company

1. Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation and other systems to secure the properness of business activities:

The Company recognizes the establishment and adequate operation of internal control systems as one of its important management issues and has exerted its efforts to improve related rules and regulations and establish internal organization units for that purpose. In addition, the Company, at the meeting of its Board of Directors held on May 12, 2006, adopted a fundamental policy on the establishment of internal control systems as provided for in the Corporation Law and the Regulations to Enforce the Corporation Law.

[Fundamental policy on the establishment of internal control systems]

(1) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation

i) The Company shall institute a Promise Code of Ethics that declares the Promise Corporate Philosophy and guidelines to materialize it and based on the code, engage in the improvement of its systems and continuous activities to raise awareness thereof and exert its group-wide efforts to comply with ethics and laws. In addition, as the necessity arises, the Company shall seek opinions from third-party experts to afford reasonable bases for decision-making and prevent any violation of laws or ordinances or the Articles of Incorporation.

ii) To promote the establishment of corporate ethics, the Company shall provide consultation services in and outside of the Company, which shall give consultations and receive reports with regard to the violation of laws or ordinances or internal rules or unethical practices to promptly detect and solve any misconduct or violating act in any Promise Group company. Such consultation services shall ensure reports under anonymity and make no exception of any grave violation by the Directors of laws or ordinances, the incurrence by the Company of a material loss or any matter concerning accounts and account audits.

iii) The Statutory Auditors shall pay attention to the compliance and risk management systems, request the Directors to report the state of the administration thereof from time to time and monitor and verify the systems in cooperation with the relevant sections and account auditors. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement of the systems.

(2) Systems concerning storage and management of information on the execution by the Directors of their duties

With regard to information on the execution by the Directors of their duties, the Company shall, pursuant to its information management regulations, store, and keep available for inspection, the following documents, together with their related materials, for at least ten years:

(a) Minutes of General Meetings of Shareholders, minutes of meetings of the Board of Directors and their related documents;

(b) President's instructions;

(c) Documents concerning business reports;

(d) Securities reports;

(e) Financial statements and their accompanying detailed statements under the Corporation Law;

(f) Circulating drafts;

(g) Important accounting books and other important related documents;

(h) Corporate tax returns and their attached documents;

(i) Corporate inhabitant tax and business office tax returns and their attached documents; and

(j) Important agreements, contracts and memorandums.

(3) Regulations concerning management of exposure to the risk of loss and other systems

i) To allow management to get hold of various risks facing the Group, the Company shall institute a Risk Management Committee, which shall prevent, and promptly respond to, any accident in a group-wide manner.

ii) The risks that shall be recognized are classified broadly as follows. The Risk Management Committee shall identify, evaluate and monitor such risks that may affect the business, operating results and financial positions. The risks so recognized shall be managed by each individual section in charge.

(a) Legal risk

Risk that may have an adverse effect on operating results due to restraints on business under laws or ordinances, guidelines and administrative measures

(b) Credit risk

Risk that the Company may incur losses due to a decrease in or loss of assets as a result of the non-performance of loans arising from changes in the customers' credit

(c) Financial risk

Risk that agile fund-raising may become difficult as market money rates increase or the fund-raising environment deteriorates by far more than projected

(d) Reputational risk

Risk that the Company may incur a loss due to a decline in the reputation of the Company in the market or among consumers and a rumor of the consumer finance industry

(e) Operational risk

Risk that the Company may incur a loss due to any accident, wrong-doing or delinquency of an employee

(f) IT risk

Risk that any system trouble caused by any human error or natural disaster may hamper the credibility of the services provided by the Company or involve a loss of assets

(g) Event risk

Risk that the Company may incur a loss as a result of an encounter with any unforeseeable event, such as a large-scale disaster

(4) Systems to secure efficient execution by the Directors of their duties

i) The Executive Officers appointed by the Board of Directors and assigned to execute business of the Company shall comply with laws or ordinances, the Articles of Incorporation and various rules and regulations and execute business assigned to them in accordance with the decisions of the Board of Directors.

ii) The Executive Officers must execute business assigned to them by keeping in mind the following items:

(a) To execute business in accordance with the policies of the Company and the instructions of the Representative Directors;

(b) To communicate with, and file reports to, the Directors and the Board of Directors periodically or whenever necessary; and

(c) In cooperation with the Directors, Executive Officers and employees, to execute business honestly and faithfully with self-awareness and responsibility as Executive Officers, whereby contributing to the development of business of the Company.

iii) The Company shall stipulate the execution of business in detail in its organization regulations, regulations of segregation of duties and regulations of duties and powers.

iv) Important matters concerning the management policy and management strategy shall be proposed to the Board of Directors for deliberation. When so proposed, such matters shall be discussed by the Management Strategy Committee comprised of the Directors and others whenever necessary.

(5) Systems to secure the execution by employees of their duties to comply with laws or ordinances and the Articles of Incorporation

i) The Board of Directors shall institute a Promise Code of Ethics as a basis of the Company's compliance systems and shall, as the supreme decision-making

organ for its compliance activities, establish, amend and abolish fundamental policies, compliance standards and ethical provisions and determine plans for the whole Group.

ii) To promote plans for compliance and establish an internal system therefor, the Company shall institute a Risk Control Department, which shall, through inspection, guidance, training and education with regard to compliance, conduct activities to improve compliance systems of the whole Group and make its employees fully aware thereof.

iii) The Company shall institute an Assessment Department, which shall conduct regular and special inspections of the state of compliance of each section and department.

iv) The Company shall institute an Ethics Committee as an advisory organ for the officers in charge of ethics, which shall consider and discuss responses to changes in the environment which are expected to have material effects on corporate ethics, annual policies on ethics activities, revisions to the Code of Ethics and important measures to establish corporate ethics.

v) To promote the establishment of corporate ethics, the Company shall provide consultation services, which ensure reports under anonymity, in and outside of the Company, to promptly detect and solve any misconduct or violating act in the Company.

(6) Systems to secure the properness of business activities of the corporate group comprised of the Company and its subsidiaries and related companies

i) The Company shall exercise control over its related companies in accordance with the management policies of the Company and the Group, as well as the following policies:

(a) While bearing in mind their autonomy, the Company and its related companies shall closely communicate with, and file reports to, each other with regard to management.

(b) Any important managerial issue arising between the Company and any of its related companies shall be fully discussed based on mutual trust and resolved on a rational basis.

(c) Any matter determined by the Company that may affect its related companies as a whole shall be notified to the relevant related companies without delay.

ii) With regard to management control, the Company shall control, and monitor whenever necessary, management of its subsidiaries under the authorization and report systems in accordance with its "Operation Rules Based on the Regulations of Control of Related Companies" and "Operation Rules

Concerning Regular Reports to Promise".

iii) To promote the establishment of corporate ethics, the Company shall provide consultation services, which ensure reports under anonymity, in and outside of the Company, to promptly detect and solve any misconduct or violating act in each Group company.

iv) The Statutory Auditors shall, from the perspective of consolidated management, monitor and verify whether the internal control systems of the Group companies, including compliance and risk management systems, are established properly and function effectively. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement of the systems.

(7) Matters concerning the employees to assist the Statutory Auditors to execute their duties when the Statutory Auditors request the assignment thereof and the matters concerning independence of such employees from the Directors

i) To strengthen management audits by the Statutory Auditors, the Company shall institute a Statutory Auditors' Office and the staff thereof shall conduct business of assisting the Statutory Auditors, independent of the Directors' command and order channels.

ii) The personnel evaluations of the staff of the Statutory Auditors' Office shall be made by the Board of Statutory Auditors or the Statutory Auditor or Auditors designated by the Board of Statutory Auditors.

iii) The personnel changes and disciplinary punishments of the staff of the Statutory Auditors' Office shall be subject to consent of the Board of Statutory Auditors or the Statutory Auditor or Auditors designated by the Board of Statutory Auditors.

iv) The staff of the Statutory Auditors' Office shall not concurrently hold office related with the execution of business (except for the business of the Statutory Auditors' Office).

(8) System for reports by Directors, employees, etc. to the Statutory Auditors and other systems to secure efficient audits by the Statutory Auditors

i) The Directors and employees shall report to the Statutory Auditors important matters that may affect the business or operating results of the Company on a case-by-case basis. In addition, as the necessity arises, the Statutory Auditors shall provide advice or recommendations as to the improvement thereof.

ii) To get hold of the processes of important decision-making and the state of execution of business, the Statutory Auditors shall be entitled to attend and express opinions at the meetings of the Management Strategy Committee and the Board of Executive Officers and other important meetings whenever

necessary. In addition, the Statutory Auditors shall be entitled to inspect circulating drafts and other important documents concerning the execution of business, seek explanations thereof from the Directors or employees and express opinions thereon.

iii) The Statutory Auditors shall exercise their powers as provided for in laws or ordinances and conduct business of audits of the validity and efficiency of the operations of the Company in cooperation with the relevant sections and the account auditors.

2. Fundamental policy on the control of stock corporations

The Company has no specific fundamental policy on what shall be expected of any person who controls the determination of its financial and business policies.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

ASSETS (million yen)

Current assets:	1,436,828
Cash on hand and in banks	69,833
Trade notes and trade accounts receivable	3,013
Operating loans	1,491,835
Short-term loans receivable	72,562
Deferred tax assets	59,648
Claim for indemnity	7,397
Other current assets	33,512
Allowance for doubtful accounts	(300,974)
Fixed assets:	**132,711**
Tangible fixed assets:	**73,247**
Buildings and structures	14,653
Furniture, fixtures and transportation equipment	8,102
Land	50,491
Intangible fixed assets:	**9,376**
Software	8,090
Goodwill	516
Other intangible fixed assets	769
Investments and other assets:	**50,086**
Investment securities	37,652
Deferred tax assets	664
Other investments	11,770
TOTAL ASSETS	**1,569,539**

LIABILITIES (million yen)

Current liabilities:	**419,429**
Trade notes and trade accounts payable	109
Short-term loans payable	137,122
Current portion of long-term loans payable	130,986
Current portion of bonds	50,000
Accrued corporate income tax, etc	1,095
Reserve for bonuses	3,565
Reserve for officers bonuses	19
Provision for loss on guarantees of obligations	4,760
Allowance for losses on interest repayments	72,600
Other current liabilities.	19,168
Long-term liabilities:	**763,939**
Bonds	190,000
Long-term loans payable	388,280
Deferred tax liabilities	3,846
Reserve for retirement allowances	1,510
Reserve for retirement gratuities for officers	436
Allowance for losses on interest repayments	178,410
Other long-term liabilities	1,454
TOTAL LIABILITIES	**1,183,368**

NET ASSETS

Shareholders' equity	372,747
Capital	80,737
Additional paid-in capital	138,413
Retained earnings	211,018
Treasury stock	(57,423)
Valuation and translation adjustments:	6,163
Revaluation difference of other securities, etc.	5,606
Net deferred hedge losses	(19)
Foreign currency translation adjustments	575
Minority interests	7,261
TOTAL NET ASSETS	**386,171**
TOTAL LIABILITIES AND NET ASSETS	**1,569,539**

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

Operating income:		
Interest on operating loans	344,797	
Other financing income	159	
Goods sold	373	
Other operating income	23,585	**368,915**
Operating expenses:		
Financing expenses	15,453	
Cost of goods sold	323	
Other operating expenses	556,462	572,239
Operating loss		**203,323**
Non-operating income:		
Interest and dividend received	283	
Insurance and insurance dividend received	147	
Income from contribution to anonymous associations	66	
Investment income on equity method	945	
Other non-operating income	856	**2,298**
Non-operating expenses:		
Interest paid	31	
Expenses of office relocation, etc.	203	
Other non-operating expenses	243	**478**
Ordinary loss		**201,502**
Special income:		
Income from sale of investment securities	2,900	
Reversal of accruals for debt guarantees	1,584	
Reversal of accruals for loss guarantees	220	
Other special income	10	**4,714**
Special losses:		
Net loss on sales or disposal of property and equipment	562	
Loss on impairment of fixed assets	11,910	
Loss on sale of credit	427	
Loss on valuation of investments in securities	5,598	
Provision for losses on interest repayments	174,943	
Other special losses	86	**193,528**
Loss before tax:		**390,316**
Corporate income, inhabitant and enterprise taxes	4,587	
Adjustment to corporate income tax, etc.	(-) 11,882	(-) 7,295
Minority interests in loss		4,738
Net loss		**378,282**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the fiscal year					
Cash dividends paid *			(6,657)		(6,657)
Cash dividends paid			(6,657)		(6,657)
Bonuses to Directors and Statutory Auditors *			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(378,282)		(378,282)
Acquisition of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		0	0
Changes of items other than shareholders' equity during the fiscal year—net					
Total changes during the fiscal year	-	(0)	(391,888)	(4)	(391,893)
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747

	Valuation and translation adjustments				Minority interests	Total net assets
	Revaluation difference of other securities, etc.	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at March 31, 2006	11,607	-	109	11,716	12,059	788,417
Changes during the fiscal year						
Cash dividends paid *						(6,657)
Cash dividends paid						(6,657)
Bonuses to Directors and Statutory Auditors *						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(378,282)
Acquisition of treasury stock						(4)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the fiscal year—net	(6,000)	(19)	466	(5,553)	(4,798)	(10,352)
Total changes during the fiscal year	(6,000)	(19)	466	(5,553)	(4,798)	(402,245)
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171

* Appropriation of retained earnings approved at the Ordinary General Meeting of Shareholders held in June 2006

BALANCE SHEET
(As of March 31, 2007)

ASSETS	(million yen)
Current assets:	**1,234,918**
Cash on hand and in banks	52,835
Operating loans	1,193,876
Short-year loans receivable	84,834
Prepaid expenses	1,152
Corporate tax receivable	4,966
Accrued income	11,588
Loan to task business of affiliated company	71,100
Deferred tax assets	59,522
Right of indemnity	7,276
Other current assets	6,964
Allowance for doubtful accounts	(259,200)
Fixed assets:	**150,336**
Tangible fixed assets:	**63,491**
Buildings	10,238
Structures	1,378
Furniture and fixtures	7,797
Land	44,077
Intangible fixed assets:	**8,554**
Software	7,876
Telephone rights	672
Other intangible fixed assets	5
Investments and other assets:	**78,289**
Investment securities	22,774
Investments in related companies	44,863
Long-year prepaid expenses	564
Guarantee money deposited	9,030
Other investments	1,057
TOTAL ASSETS	**1,385,254**

LIABILITIES	(million yen)
Current liabilities:	**276,794**
Short-year bonds	5,000
Current portion of long-year loans payable	128,777
Current portion of bonds	50,000
Other accounts payable	4,576
Accrued expenses	2,828
Accrued corporate income tax, etc.	104
Reserve for bonuses	2,935
Provision for loss on guarantees of obligations	12,233
Provision for losses on interest payments	65,800
Other current liabilities	4,541
Long-year liabilities:	**748,143**
Bonds	190,000
Long-year loans payable	385,439
Defferred tax liabilities	3,846
Reserve for retirement allowances	867
Reserve for retirement gratuities for officers	337
Provision for losses on interest payments	167,600
Other long-year liabilities	53
TOTAL LIABILITIES	**1,024,938**
NET ASSETS	
Shareholders' equity	354,725
Capital:	**80,737**
Additional paid-in capital:	**127,336**
Capital reserve	112,639
Other additional paid-in capital	14,697
Retained earnings:	**204,073**
Earned surplus reserve	12,263
Other earned surplus	191,810
General reserve	566,700
Retained earnings carried forward	(374,889)
Treasury stock:	**(57,423)**
Valuation and translation adjustments:	5,590
Revaluation difference of other securities, etc.	5,609
Deferred gain on hedge	(19)
TOTAL NET ASSETS	**360,315**
TOTAL LIABILITIES AND NET ASSETS	**1,385,254**

STATEMENT OF INCOME

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

Operating income:		
Interest on operating loans	276,843	
Other financing income	1,502	
Other operating income	21,564	**299,910**
Operating expenses:		
Financing expenses	14,095	
Other operating expenses	483,324	497,419
Operating loss		**197,508**
Non-operating income:		
Interest and dividend received	409	
Insurance and insurance dividend received	147	
Other non-operating income	463	**1,019**
Non-operating expenses:		
Expenses of office relocation, etc.	155	
Expenses of cancellation of office leases	39	
Other non-operating expenses	168	**363**
Ordinary loss		**196,852**
Special income:		
Income from sale of investment securities	2,900	
Reversal of accruals for loss guarantees	220	
Other special income	9	3,129
Special losses:		
Loss from retirement of fixed assets	294	
Loss from sale of fixed assets	70	
Loss on impairment of fixed assets	43	
Loss on liquidations of subsidiaries	4,111	
Loss on valuation of investments in securities	5,598	
Valuation loss of shares in related companies	26,881	
Provision for losses on interest repayments	156,050	
Other special losses	70	**193,120**
Loss before tax:		**386,843**
Corporate income, inhabitant and enterprise taxes	2,575	
Adjustment to corporate income tax, etc.	(14,478)	(11,903)
Net loss		**374,940**

NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.

(For the period from April 1, 2006 to March 31, 2007)

(million yen)

	Shareholders' equity					
		Additional paid-in capital		Retained earnings		
					Other earned surplus	
	Capital	Capital reserve	Other additional paid-in capital	Earned surplus reserve	General reserve	Retained earnings carried forward
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434
Changes during the fiscal year						
Cash dividends paid *						(6,657)
Cash dividends paid						(6,657)
Bonuses to Directors and Statutory Auditors *						(67)
Voluntary reserve					28,000	(28,000)
Net loss						(374,940)
Acquisition of treasury stock						
Disposal of treasury stock			(0)			
Changes of items other than shareholders' equity during the fiscal year - net						
Total changes during the fiscal year	-	-	(0)	-	28,000	(416,323)
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)

	Shareholders' equity		Valuation and translation adjustments			
	Treasury stock	Total shareholders' equity	Revaluation difference of other securities, etc.	Net deferred hedge losses	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2006	(57,418)	743,053	11,609	-	11,609	754,662
Changes during the fiscal year						
Cash dividends paid *		(6,657)				(6,657)
Cash dividends paid		(6,657)				(6,657)
Bonuses to Directors and Statutory Auditors *		(67)				(67)
Voluntary reserve						-
Net loss		(374,940)				(374,940)
Acquisition of treasury stock	(4)	(4)				(4)
Disposal of treasury stock	0	0				0
Changes of items other than shareholders' equity during the fiscal year - net			(5,999)	(19)	(6,018)	(6,018)
Total changes during the fiscal year	(4)	(388,328)	(5,999)	(19)	(6,018)	(394,347)
Balance at March 31, 2007	(57,423)	354,725	5,609	(19)	5,590	360,315

* Appropriation of retained earnings approved at the Ordinary General Meeting of Shareholders held on June 20, 2006

INDEPENDENT AUDITORS' AUDIT REPORT

May 16, 2007

To: The Board of Directors
Promise Co., Ltd.

MISUZU Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

Toyo Horwath

By Kazuhiko Maehara (seal)
Certified Public Accountant
Specified and Engagement Partner

By Atsuo Nakano (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hajime Nose (seal)
Certified Public Accountant
Specified and Engagement Partner

We have audited the consolidated financial statements, or the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements of Promise Co., Ltd. (the "Company"), applicable to its consolidated fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 444, paragraph 4 of the Corporation Law of Japan. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the

consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above consolidated financial statements present properly the financial position and profit and loss of the corporate group comprised of Promise Co., Ltd. and its consolidated subsidiaries for the period related to the consolidated financial statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the "significant subsequent events", the Company, at the meeting of its Board of Directors held on May 1, 2007, adopted a resolution for the reorganization of two of its consolidated subsidiaries QUOQLOAN Inc. and Sun Life Co., Ltd.

Our firms and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 16, 2007

To: The Board of Directors
Promise Co., Ltd.

MISUZU Audit Corporation

By Masayuki Tominaga (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hidenori Nagano (seal)
Certified Public Accountant
Specified and Engagement Partner

Toyo Horwath

By Kazuhiko Maehara (seal)
Certified Public Accountant
Specified and Engagement Partner

By Atsuo Nakano (seal)
Certified Public Accountant
Specified and Engagement Partner

By Hajime Nose (seal)
Certified Public Accountant
Specified and Engagement Partner

We have audited the financial statements, or the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements, and their accompanying detailed statements of Promise Co., Ltd. (the "Company"), applicable to its 46th fiscal year from April 1, 2006 to March 31, 2007 pursuant to Article 436, paragraph 2, item 1 of the Corporation Law of Japan. These financial statements and their accompanying detailed statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and their accompanying detailed statements from an independent standpoint.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require us to obtain reasonable assurance about whether the financial statements and their accompanying detailed statements are free of material misstatement. An audit includes examining, on a test basis, evidence. An audit also includes assessing the accounting policies and methods of application thereof employed by management and estimates made by management, as well as evaluating the overall presentation of the financial statements and their accompanying detailed statements. We believe that our audit provides a reasonable basis for our opinion.

We are of the opinion that the above financial statements and their accompanying detailed statements present properly the financial position and profit and loss for the period related to the financial statements and their accompanying detailed statements in all material respects in conformity with the corporate accounting standards generally accepted in Japan.

Additional information

As described in the "significant subsequent events", the Company, at the meeting of its Board of Directors held on May 1, 2007, adopted a resolution for the reorganization of two of its consolidated subsidiaries QUOQLOAN Inc. and Sun Life Co., Ltd.

Our firms and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, report upon deliberation based upon the audit report prepared by each Statutory Auditor on the execution by the Directors of their duties during the 46th fiscal year from April 1, 2006 to March 31, 2007, prepared this audit unanimously by the Statutory Auditors present and hereby report as follows:

1. Method of audit by the Statutory Auditors and the Board of Statutory Auditors and the particulars thereof:

The Board of Statutory Auditors determined the audit policy and audit plans, received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, and also received from the Directors, etc. and the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary.

Each Statutory Auditor, in accordance with the auditing standards for the Statutory Auditors determined by the Board of Statutory Auditors and pursuant to the audit policy and audit plans, maintained constant communication with the Directors, the Assessment Department, which is the internal audit section, and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc. reports on the state of execution of their duties, demanded their explanations whenever necessary, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the execution by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such other systems provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, as well as the status of the systems (internal control systems) established pursuant to such resolutions. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and required the subsidiaries to render reports on their business operations whenever necessary. In accordance with such methods, we investigated the business report and its accompanying detailed statements for the fiscal year under review.

We also monitored and verified whether the account auditors had maintained an independent position and conducted adequate audits, and received from the account auditors reports on the state of execution of their duties and demanded their explanations whenever necessary. In addition, we received from the account auditors a notice that the "systems to secure adequate execution of duties" (as listed in the items of Article 159 of the Regulations on Corporate Accounts) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded their explanations whenever necessary. In accordance with such methods,

we investigated the financial statements (the balance sheet, the statement of income, the statement of changes in shareholders' equity, etc. and the notes to non-consolidated financial statements) and their accompanying detailed statements, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders' equity, etc. and the notes to consolidated financial statements), for the fiscal year under review.

2. Results of audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report and its accompanying detailed statements present fairly the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the execution by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists; and

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the execution by the Directors of their duties concerning such internal control systems contains nothing to be pointed out.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the temporary account auditors, MISUZU Audit Corporation and Toyo Horwath, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the temporary account auditors, MISUZU Audit Corporation and Toyo Horwath, are proper.

May 17, 2007

Promise Co., Ltd.
The Board of Statutory Auditors

Kazuya Koshita (seal)
(Full-time) Statutory Auditor

Yukio Yoshida (seal)
(Full-time) Statutory Auditor

Hiroaki Mori (seal)
(Full-time) Outside Statutory Auditor

Morio Kansaku (seal)
(Full-time) Outside Statutory Auditor

Note: Outside Statutory Auditor Kazuo Nagasawa, who did not attend the meeting of the Board of Directors held on May 17, 2007 due to his illness, has not affixed his signature and seal to this audit report.

Propositions and explanatory information:

Proposition No. 1: Appropriation of retained earnings

As presented in the business report, the operating results for the fiscal year under review were severe, but because the Company is committed to the stable and continuous return of profits to our shareholders which is an important management issue, the proposal is for the appropriation of retained earnings as follows:

1. Matters concerning the year-end dividends:

   (1) Kind of the property to be distributed:

   Cash

   (2) Matter concerning the allocation of the property to be distributed and the aggregate amount thereof:

   ¥52.50 per share of common stock of the Company; in such case, the aggregate amount of the dividends will be ¥6,657,958,807.

   (3) Effective date of the distribution of retained earnings:

   June 20, 2007

2. Matters concerning the appropriation of retained earnings:

   (1) Item of retained earnings to be decreased and the amount thereof:

   General reserve: ¥390,000,000,000

   (2) Item of retained earnings to be increased and the amount thereof:

   Retained earnings carried forward: ¥390,000,000,000

Proposition No. 2: Election of two (2) Directors

Directors Masaaki Uchino, Shunji Kosugi, and Isao Takeuchi will resign as of the conclusion of this Ordinary General Meeting of Shareholders. The proposal is for the election of two (2) Directors to fill vacancies from the outgoing Directors.

If elected, the terms of the new Directors will be the remainders of the terms of the Directors who are stepping down, which run until the conclusion of the Ordinary General Meeting of Shareholders to be held in 2008 in accordance with the provision of Article 21, paragraph 2 of the Company's Articles of Incorporation.

The Director candidates are as follows:

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation	Number of Company Shares Owned
1	Ken Kubo (Nov. 20, 1953)	April 1977 Entered Sumitomo Bank Ltd. Oct. 1997 Manager, Gifu Branch, Sumitomo Bank Ltd. April 2001 Manager, Marketing Dept., Consumer Banking Unit, Sumitomo Mitsui Banking Corporation April 2004 Executive Officer and Manager, Planning Dept. Consumer Banking Unit, Sumitomo Mitsui Banking Corporation April 2006 Executive Officer and Deputy Director (responsible for east Japan), Consumer Banking Unit, Sumitomo Mitsui Banking Corporation May 2007 Senior Executive Vice President, Promise Co., Ltd.	0 shares
2	Makoto Okamoto (Oct. 2, 1954)	April 1977 Entered The Sumitomo Trust & Banking, Co., Ltd. Dec. 2000 Manager, Shinjuku Central Branch, The Sumitomo Trust & Banking, Co., Ltd. Feb. 2002 Manager, Kanazawa Branch, The Sumitomo Trust & Banking Co., Ltd. June 2005 Manager, Tokyo Corporate Business Department I, The Sumitomo Trust & Banking Co., Ltd. April 2007 Managing Executive Officer, Promise Co., Ltd.	0 shares

(Note) The Director candidates have no special interests with Promise Co., Ltd.

Proposition No. 3: Election of two (2) Statutory Auditors

The terms of office of Statutory Auditors Kazuya Koshita, Yukio Yoshida, Hiroaki Mori and Kazuo Nagasawa will expire at the conclusion of this Ordinary General Meeting of Shareholders. The proposal is for the election of two (2) Statutory Auditors.

The Board of Statutory Auditors has already given their approval of this proposal.

The Statutory Auditor candidates are as follows:

Candidate No.	Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation		Number of Company Shares Owned
1.	Yukio Yoshida (August 28, 1948)	April 1970	Entered Tokyo Promise Co., Ltd. (the present Promise Co., Ltd.)	6,000 shares
		June 1991	Director and Manager, Human Resources Department, Promise Co., Ltd.	
		April 1999	Managing Director, Promise Co., Ltd.	
		June 2002	Managing Executive Officer, Promise Co., Ltd.	
		June 2005 -	Full-time Statutory Auditor, Promise Co., Ltd.	
2.	Hiroaki Mori (June 18, 1948)	April 1973	Entered Ministry of Finance, Shikoku Local Finance Bureau	0 shares
		July 1988	Deputy Director, International Organizations Division, International Finance Bureau, Ministry of Finance	
		July 1998	Director, Office of Inspection of the Finance, Division Controlling Local Finance Bureaus, Minister's Secretariat, Ministry of Finance	
		July 2001	Chief, Property Custodian Division, Kinki Local Finance Bureau, Ministry of Finance	
		June 2003 -	Full-time Statutory Auditor, Promise Co., Ltd.	

(Notes)
1. The candidates have no special interests with Promise Co., Ltd.
2. Hiroaki Mori is an Outside Auditor candidate.
3. Hiroaki Mori is presently an Outside Auditor of the Company, and four years have passed since he was appointed to that position.
4. Hiroaki Mori is nominated as an Outside Auditor and deemed capable of properly fulfilling his work duties as an Outside Auditor because we have high regard for his extensive experience serving at the Ministry of Finance and judge that he can properly implement his work duties as an Outside Auditor from a perspective of having no interests with the Company, and we ask for his election.

Proposition No. 4: Election of One (1) Deputy Auditor

The proposal is for the election of one (1) Deputy Auditor in accordance with the provision of Article 329, paragraph 2 of the Corporation Law, to prepare in advance in case the number of Statutory Auditors falls below the number stipulated by law.

The Board of Statutory Auditors has already given their approval of this proposal.

The Deputy Auditor candidate is as follows:

Name (Date of Birth)	Career Summary, Positions Held, and Other Company Representation		Number of Company Shares Owned
Sumie Komiyama (Feb. 20, 1960)	Oct. 1984	Passed the National Bar Examination	0 shares
	March 1987	Completed judicial apprentice training at the Legal Training and Research Institute of the Supreme Court of Japan	
	April 1987	Registered as an attorney-at-law working at the Kataoka & Kobayashi Law Office	
	Jan. 1996	Appointed partner at Kataoka & Kobayashi	
	Nov. 2006	Founded the Sumie Komiyama Law Office	

(Notes) 1. The candidate has no special interests with Promise Co., Ltd.
2. The candidate will be elected as a Deputy Outside Auditor
3. The candidate is nominated as a Deputy Outside Auditor and deemed capable of properly fulfilling her work duties as a Deputy Outside Auditor because we have high regard for her extensive experience and performance as an attorney-at-law and judge that she can properly implement her work duties as an Outside Auditor from a perspective of having no interests with the Company, and we ask for her election.

Proposition No. 5: Election of One (1) Account Auditor

On May 10, 2006 the Financial Services Agency issued a two-month business-suspension order (July 1, 2006 – August 31, 2006) to ChuoAoyama PricewaterhouseCoopers (the present MISUZU Audit Corporation), which had been serving as the Company's Accounting Auditor. Accordingly, ChuoAoyama PricewaterhouseCoopers lost its qualifications to serve and withdrew as the Company's Accounting Auditor as of July 1, 2006.

In response, under a resolution passed at the meeting of the Board of Statutory Auditors held on July 3, 2006, the Company appointed Toyo Horwath as a temporary Accounting Auditor as of July 3, 2006 under the provisions of Article 346, paragraph 4 and Article 346, paragraph 6 of the Corporation Law, and then reappointed ChuoAoyama PricewaterhouseCoopers as a temporary Accounting Auditor as of Sept. 1, 2006. Consequently, the present audit structure implements joint audits by both of these audit corporations.

ChuoAoyama PricewaterhouseCoopers changed its name to MISUZU Audit Corporation as of September 1, 2006.

The proposal is to elect Toyo Horwath as the Company's Accounting Auditor based on this background and considering its performance as a temporary Accounting Auditor. The Board of Statutory Auditors has already given their approval of this proposal.

The Accounting Auditor candidate is as follows:

Name	Toyo Horwath
Offices	(Main office) 7 Kanda-mitoshirocho, Chiyoda-ku, Tokyo (Subsidiary offices) 2601 Tokugawa-cho, Higashi-ku, Nagoya City, Aichi Prefecture 2-5-28 Kyutaro-machi, Chuo-ku, Osaka City, Osaka Prefecture
History	Jan. 1971 Founded as the Nitto Audit Office Nov. 1981 Merged with the Toranomon Joint Office and changed name to Toyo & Co. Jan. 2005 Merged with the Nishimura Accounting Office Audit Corporation Oct. 2006 Merged with Toto Accounting Corporation
Outline	Capital 217 million yen Personnel Composition Employees 101 CPAs Staff 170 CPAs 10 assistant CPAs 29 others Total 310

Proposition No. 6: Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

In appreciation of their service to the Company while in office, the Company would like to present retirement bonuses to Directors Masaaki Uchino, Shunji Kosugi and Isao Takeuchi, who will resign as of the conclusion of this Ordinary General Meeting of Shareholders, and to Statutory Auditor Kazuya Koshita, who will retire when his term expires at the conclusion of this Ordinary General Meeting of Shareholders, all within the ranges stipulated by Company standards.

The proposal is to entrust the determinations of the specific amounts, timing and methods whereby these bonuses will be presented to the Directors and Statutory Auditor to the Board of Directors and Board of Statutory Auditors, respectively.

The relevant career summaries of the retiring Directors and Statutory Auditor are as follows:

Name	Career Summary
Masaaki Uchino	June 2001 - Chairman, Promise Co., Ltd.
Shunji Kosugi	June 1995 - Managing Director, Promise Co., Ltd. April 2002 - Senior Managing Director, Promise Co., Ltd. April 2003 - Director & Senior Managing Executive Officer, Promise Co., Ltd.
Isao Takeuchi	June 1999 - Managing Director, Promise Co., Ltd. April 2003 - Director & Managing Executive Officer, Promise Co., Ltd.
Kazuya Koshita	June 2005 - Full-time Statutory Auditor, Promise Co., Ltd

-END-

(Translation)

FILE NO. 082-04837

June 1, 2007

To the Shareholders:

Amendment to the Notice of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the Company will make amendment to the accompanying Notice of the 46th Ordinary General Meeting of Shareholders of the Company as Statutory Auditor, who had been hospitalized because of illness, passed away on May 28, 2007.

Such amendment is as described below.

We must apologize for giving a separate amendment as we cannot make new copies in time.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Description

Parts to amend:

(1) Page 1 (page 2 in the excerpt translation of the Notice of the 46th Ordinary General Meeting of Shareholders of the Company)

(Correct) (The underline shows amendment)

Matters for resolution:

Proposition No. 6: Award of Condolence Money to the Family of the Late

Statutory Auditor Kazuo Nagasawa and Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

(Error)

Matters for resolution:

Proposition No. 6: Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

(2) Page 57 (page 42 in the excerpt translation of the Notice of the 46th Ordinary General Meeting of Shareholders of the Company)

(Correct) (the underlines show amendment)

Proposition No. 6: Award of Condolence Money to the Family of the Late Statutory Auditor Kazuo Nagasawa and Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

In appreciation of their service to the Company while in office, the Company would like to present condolence money to the family of the late Statutory Auditor Kazuo Nagasawa, who passed away on May 28, 2007, and retirement bonuses to Directors Masaaki Uchino, Shunji Kosugi and Isao Takeuchi, who will resign as of the conclusion of this General Shareholders Meeting, and to Statutory Auditor Kazuya Koshita, who will retire when his term expires at the conclusion of this General Shareholders Meeting, all within the ranges stipulated by Company standards.

The proposal is to entrust the determinations of the specific amounts, timing and methods whereby this condolence money will be presented to the late Statutory Auditor's family and whereby these bonuses will be presented to the Directors and Statutory Auditor to the Board of Directors and Board of Statutory Auditors, respectively.

The relevant career summaries of the late Statutory Auditor, retiring Directors and Statutory Auditor are as follows:

Name	Career Summary
Kazuo Nagasawa	June 1999 - Full-time Statutory Auditor, Promise Co., Ltd. June 2006 - Part-time Statutory Auditor, Promise Co., Ltd. May 2007 - Deceased
Masaaki Uchino	June 2001 - Chairman, Promise Co., Ltd.
Shunji Kosugi	June 1995 - Managing Director, Promise Co., Ltd. April 2002 - Senior Managing Director, Promise Co., Ltd. April 2003 - Director & Senior Managing Executive Officer, Promise Co., Ltd.

Isao Takeuchi	June 1999 - Managing Director, Promise Co., Ltd. April 2003 - Director & Managing Executive Officer, Promise Co., Ltd.
Kazuya Koshita	June 2005 - Full-time Statutory Auditor, Promise Co., Ltd

(Error)

Proposition No. 6: Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

In appreciation of their service to the Company while in office, the Company would like to present retirement bonuses to Directors Masaaki Uchino, Shunji Kosugi and Isao Takeuchi, who will resign as of the conclusion of this Ordinary General Meeting of Shareholders, and to Statutory Auditor Kazuya Koshita, who will retire when his term expires at the conclusion of this Ordinary General Meeting of Shareholders, all within the ranges stipulated by Company standards.

The proposal is to entrust the determinations of the specific amounts, timing and methods whereby these bonuses will be presented to the Directors and Statutory Auditor to the Board of Directors and Board of Statutory Auditors, respectively.

The relevant career summaries of the retiring Directors and Statutory Auditor are as follows:

Name	Career Summary
Masaaki Uchino	June 2001 - Chairman, Promise Co., Ltd.
Shunji Kosugi	June 1995 - Managing Director, Promise Co., Ltd. April 2002 - Senior Managing Director, Promise Co., Ltd. April 2003 - Director & Senior Managing Executive Officer, Promise Co., Ltd.
Isao Takeuchi	June 1999 - Managing Director, Promise Co., Ltd. April 2003 - Director & Managing Executive Officer, Promise Co., Ltd.
Kazuya Koshita	June 2005 - Full-time Statutory Auditor, Promise Co., Ltd

- END -

FILE NO. 082-04837

(Excerpt translation)

NEWS RELEASE **PROMISE**

June 7, 2007

Dear Sirs:

Promise Co., Ltd.

Notice of Issuance of US Dollar-Denominated Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue its first US dollar-denominated unsecured straight bonds in the amount of US$500 million (due in five years).

Description

(Translation omitted)

- END -

(Translation)

NEWS RELEASE **PROMISE**

June 14, 2007

Dear Sirs:

Promise Co., Ltd.

Matters Concerning Parent Company, Etc.

Notice is hereby given of the matters concerning the parent company, etc. of Promise Co., Ltd., as described below:

Description

1. Names of parent company, etc.

(As of March 31, 2007)

Parent company, etc.	Attribute	Ratio of voting rights held by the parent company, etc.	Listing securities exchange, etc. of shares issued by the parent company, etc.
Sumitomo Mitsui Financial Group, Inc.	Other company in case the listed company is a related company of such other company	22.03% (22.03%)	First section of the Tokyo Stock Exchange; First section of the Osaka Securities Exchange; and First section of the Nagoya Stock Exchange
Sumitomo Mitsui Banking Corporation	Other company in case the listed company is a related company of such other company	22.03%	None

(Note) The figure in the parentheses in the column of "Ratio of voting rights held by the parent company, etc." shows the ratio of indirect ownership.

2. Of the parent company, etc., the trade name or name of the company that is considered to have the greatest influence on the listed company and the reason therefore are as follows:

Trade name or name of the company that is considered to have the greatest influence on the listed company	Reason therefor
Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Banking Corporation, which holds the shares of Promise Co., Ltd., is a 100% subsidiary of Sumitomo Mitsui Financial Group, Inc.

3. Position of the listed company in the corporate group of the parent company, etc. and other relationships between the listed company and the parent company, etc.:

Promise Co., Ltd. is an equity-method affiliate of Sumitomo Mitsui Financial Group, Inc., which holds 22.03% (indirect ownership) of the voting rights of Promise.

Promise Co., Ltd. and Sumitomo Mitsui Financial Group, Inc., based on their master business alliance agreement, have been developing business of offering quality products and services by integrating their respective brands and know-how. In addition, both companies have established a close relationship in consumer finance business through exchanges of human resources, specifically in their joint projects; one Director of Promise Co., Ltd. (as of March 31, 2007) served Sumitomo Mitsui Banking Corporation.

However, the master business alliance agreement makes a premise that both companies shall engage in their joint projects on a mutually equal footing. Hence, the autonomy and independence of Promise Co., Ltd. as a listed company are ensured in instituting its management policies and business plans and running its operations.

4. Matters concerning transactions with the parent company, etc.:

With regard to important transactions with the parent company, etc., please refer to the "transactions with related parties" in the financial statements.

- END -

(Translation)

FILE NO. 082-04837

June 19, 2007

To the Shareholders:

Notice of Resolutions of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 46th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hiroki Jinnai
President and Representative Director

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku,
Tokyo

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 46th fiscal year (from April 1, 2006 to March 31, 2007)

   Report was made on the above business report, financial statements and results of audit.

2. Report on the financial statements for the 46th fiscal year (from April 1, 2006 to March 31, 2007)

   Report was made on the above financial statements.

Matters for resolution:

Proposition No. 1: Appropriation of retained earnings

The proposition was approved and adopted as proposed.

Although the business performance results were severe for the fiscal year under review, the year-end dividend was set at ¥52.5 per share considering the Company's policy of committing to the stable and continuous return of profits to our shareholders which is an important management issue. Consequently, together with the interim dividend of ¥52.5 per share, the annual dividend became ¥105 per share.

Proposition No. 2: Election of two (2) Directors

The proposition was approved and adopted as proposed. Ken Kubo and Makoto Okamoto were both elected and assumed office as Directors.

Proposition No. 3: Election of two (2) Statutory Auditors

The proposition was approved and adopted as proposed. Yukio Yoshida and Hiroaki Mori were both elected and assumed office as Statutory Auditors.

Proposition No. 4: Election of one (1) Deputy Auditor

The proposition was approved and adopted as proposed. Sumie Komiyama was elected as Deputy Auditor.

Proposition No. 5: Election of one (1) Account Auditor

The proposition was approved and adopted as proposed. Toyo Horwath was elected and assumed office as Account Auditor.

Proposition No. 6: Award of Condolence Money to the Family of the Late Statutory Auditor Kazuo Nagasawa and Award of Retirement Bonuses to Retiring Directors and Statutory Auditor

The proposition was approved and adopted as proposed that in appreciation of their service to the Company while in office, the Company would award condolence money to the family of the late Statutory Auditor Kazuo Nagasawa and retirement bonuses to the three retired Directors Masaaki Uchino, Shunji Kosugi and Isao Takeuchi and the retired Statutory Auditor Kazuya Koshita, all within the ranges stipulated by Company standards, entrusting the determinations of the specific amounts, timing and methods to the Board of Directors for the retired Directors and to the Board of Statutory Auditors for the retired and deceased Statutory Auditors.

- END -

Notice Regarding Directors and Statutory Auditor

Ken Kubo was newly elected and assumed office as Representative Director at the meeting of the Board of Directors held after the conclusion of this General Meeting of Shareholders.

Additionally, Yukio Yoshida and Hiroaki Mori were both newly elected and assumed office as full-time Statutory Auditors at the meeting of the Board of Statutory Auditors held after the conclusion of this General Shareholders Meeting.

Consequently, the Board of Directors and the Board of Statutory Auditors with the following personnel will now work together and strive to further advance the Company's business, and ask for your continued encouragement and support.

President and Representative Director (Chief Executive Officer)	Hiroki Jinnai
Representative Director	Ken Kubo
Director	Teruaki Watanabe
Director	Yasuhisa Ichikawa
Director	Tsutomu Kasori
Director	Toshihiro Kubode
Director	Makoto Okamoto
Full-Time Statutory Auditor	Yukio Yoshida
Full-Time Statutory Auditor *	Hiroaki Mori
Full-Time Statutory Auditor *	Morio Kansaku

* Outside auditors

- E N D -

Financial Results for the Three-Month Period (1Q) Ended June 30, 2007

The summary of this document (unaudited) has been translated from the original Japanese document released on July 26, 2007 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Code: 8574
Stock Listing: Tokyo Stock Exchange
URL: http://www.promise.co.jp/english/ir/
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515

(In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places)

1. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 2008 (Apr. 1, 2007 – Jun. 30, 2007)

(1) Consolidated Operating Results

(Note: Percentages represent percentage changes from the previous period and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q FY2008	87,231	(8.5)	8,439	(28.0)	8,920	(28.4)	6,623	4.4
1Q FY2007	95,351	0.3	11,727	(58.9)	12,459	(57.4)	6,342	(63.8)
Year ended Mar. 31, 2007	368,915	(3.2)	(203,323)	—	(201,502)	—	(378,282)	—

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
1Q FY2008	52.23	—
1Q FY2007	50.00	—
Year ended Mar. 31, 2007	(2,982.86)	—

(2) Consolidated Financial Position

	Total assets	Net asset	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
1Q FY2008	1,576,070	385,231	24.0	2,977.14
1Q FY2007	1,762,105	780,282	43.6	6,059.50
Mar. 31, 2007	1,569,539	386,171	24.1	2,987.82

(3) Consolidated Cash Flows

	Net cash provided by (used in) operating activities	Net cash used in investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q FY2008	27,768	(2,585)	10,698	174,285
1Q FY2007	(7,450)	(767)	32,521	88,005
Year ended Mar. 31, 2007	86,587	(5,118)	(5,873)	139,853

2. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are YoY changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sept. 30, 2007	170,900	(10.3)	3,800	(73.7)	3,400	(77.8)	1,200	—	9.46
Year ending Mar. 31, 2008	335,100	(9.2)	20,600	—	19,400	—	14,000	—	110.39

3. Others

(1) Changes in significant subsidiaries during the fiscal year ending March 31, 2008.
(Changes in subsidiaries affecting the scope of consolidation): None

(2) Use of simplifications in accounting methods: No

(3) Change in accounting methods in the current fiscal year: No

(Reference)

1. Non-Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 2008 (Apr. 1, 2007 – Jun. 30, 2007)

(1) Non-Consolidated Operating Results

(Note: Percentages represent percentage changes from the previous period and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q FY2008	70,191	(9.9)	4,624	(48.7)	4,829	(48.3)	4,006	(27.6)
1Q FY2007	77,865	1.0	9,019	(66.1)	9,347	(65.4)	5,530	(65.7)
Year ended Mar. 31, 2007	299,910	(2.6)	(197,508)	—	(196,852)	—	(374,940)	—

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
1Q FY2008	31.59	—
1Q FY2007	43.61	—
Year ended Mar. 31, 2007	(2,956.51)	—

(2) Non-Consolidated Financial Position

	Total assets	Net asset	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
1Q FY2008	1,400,750	356,558	25.5	2,811.56
1Q FY2007	1,594,391	746,215	46.8	5,884.11
Mar. 31, 2007	1,385,254	360,315	26.0	2,841.19

2. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are YoY changes for the interim period of the fiscal year and the fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending Sept. 30, 2007	139,600	(10.1)	5,100	(58.2)	5,300	(57.8)	4,300	—	33.90
Year ending Mar. 31, 2008	284,000	(5.3)	13,600	—	12,900	—	10,000	—	78.85

Note to Financial Results Forecast

The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

[Results of Operations and Financial Condition]

1. Results of Operations

During the first quarter of the fiscal year ending March 31, 2008, Japan's economy continued to recover at a moderate pace as corporate earnings remained strong. However, consumer spending was somewhat lackluster due to an uncertain outlook associated with higher taxes, concerns about pensions and other items. Following the December 2006 passage of The Law to Partially Amend the Money Lending Business Control and Regulation Law, consumer finance companies in Japan are facing an extremely difficult operating environment, which forces many small and midsize consumer finance companies to shut down operations. Companies are making major revisions to business structures, closing unprofitable branches, downsizing workforces and taking other actions.

The Promise Group is making steady progress toward building a base for the next stage of growth. The Group reviewed loan approval standards, reorganized its two consumer finance subsidiaries and began to put a new business model in place. In the first quarter, total operating income decreased 8.5% to 87,231 million yen. Due to growth in expenses for interest repayments and other items, recurring profit fell 28.4% to 8,920 million yen. However, there was a 4.4% increase in net income to 6,623 million yen.

2. Financial Condition

[Balance Sheet]

Total assets amounted to 1,576,070 million yen at the end of the first quarter, an increase of 6,530 million yen, or 0.4%, compared with the end of the previous period. This was primarily the net result of a decline in consumer loans receivable and an increase in cash and deposits.

Total liabilities increased 7,470 million yen, or 0.6%, during the first quarter to 1,190,838 million yen mainly because of an increase in corporate bonds.

Net assets decreased 939 million yen, or 0.2%, to 385,231 million yen. The primary cause was a decline in net unrealized gain on securities.

[Cash Flows]

Cash and cash equivalents during the first quarter increased 34,432 million yen, or 24.6%, compared with the end of the previous fiscal year to 174,285 million yen.

Net cash provided by operating activities was 27,768 million yen. This was mainly due to income before income taxes and minority interests of 8,521 million yen and a 25,873 million yen decrease in consumer loans receivable.

Net cash used in investing activities was 2,585 million yen. The primary uses of cash were 876 million yen for the payment for purchase of property and equipment and 378 million yen for the payment for purchase of intangible fixed assets.

Net cash provided by financing activities was 10,698 million yen as the Promise Group used corporate bonds to procure additional funds in anticipation of an increase in interest rates on newly procured funds.

3. Forecasts for Fiscal Year Ending March 2008

The operating environment for the Promise Group is expected to be challenging in the fiscal year ending March 2008. However, there are no revisions to the first half and fiscal year forecasts announced on May 1, 2007 since first quarter operating income was about the same as initially planned.

These forecasts do not yet incorporate the effect of the upcoming management integration with Sanyo Shinpan Finance Co., Ltd.

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2008 (Jun. 30, 2007)	Change		FY 2007 (Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	56,796	101,043	44,247	77.9	69,833
2 Notes and accounts receivable	4,664	3,006	(1,657)	(35.5)	3,013
3 Consumer loans receivable: Principal	1,585,699	1,465,936	(119,763)	(7.6)	1,491,835
4 Deferred tax assets	44,293	59,803	15,509	35.0	59,648
5 Other	66,006	119,791	53,784	81.5	113,472
Allowance for credit losses	(142,274)	(303,977)	(161,703)	113.7	(300,974)
Total current assets	1,615,186	1,445,604	(169,581)	(10.5)	1,436,828
II Fixed assets					
1 Property and equipment	75,737	72,217	(3,520)	(4.6)	73,247
2 Intangible fixed assets	20,477	8,942	(11,535)	(56.3)	9,376
3 Investments and advances	50,703	49,306	(1,397)	(2.8)	50,086
Total fixed assets	146,918	130,465	(16,452)	(11.2)	132,711
Total assets	1,762,105	1,576,070	(186,034)	(10.6)	1,569,539
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	129,865	128,977	(887)	(0.7)	137,122
2 Current portion of long-term loans payable	137,619	120,294	(17,325)	(12.6)	130,986
3 Bonds scheduled for redemption within one year	75,000	40,000	(35,000)	(46.7)	50,000
4 Accrued bonuses to employees	1,735	1,853	117	6.8	3,565
5 Accrued bonuses to directors and corporate auditors	18	28	9	52.6	19
6 Allowance for losses on interest repayments	26,160	72,600	46,440	177.5	72,600
7 Other	74,282	18,318	(55,963)	(75.3)	25,134
Total current liabilities	444,682	382,072	(62,610)	(14.1)	419,429
II Long-term liabilities					
1 Corporate bonds	150,000	250,407	100,407	66.9	190,000
2 Long-term loans payable	380,264	373,787	(6,477)	(1.7)	388,280
3 Accrued severance indemnities for employees	1,681	1,394	(287)	(17.1)	1,510
4 Allowance for retirement benefits for directors and corporate auditors	410	311	(99)	(24.1)	436
5 Accruals for loss guarantees	2,000	—	(2,000)	(100.0)	—
6 Allowance for losses on interest repayments	—	178,410	178,410	—	178,410
7 Other	2,783	4,455	1,671	60.0	5,301
Total long-term liabilities	537,140	808,766	271,625	50.6	763,939
Total liabilities	981,822	1,190,838	209,015	21.3	1,183,368

(Continued)

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2008 (Jun. 30, 2007)	Change		FY 2007 (Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	80,737	—	—	80,737
2 Capital surplus	138,414	138,413	(0)	(0.0)	138,413
3 Retained earnings	602,301	210,543	(391,758)	(65.0)	211,018
4 Treasury stock	(57,421)	(57,423)	(1)	0.0	(57,423)
Total shareholders' equity	764,032	372,271	(391,760)	(51.3)	372,747
II Valuation and translation differences					
1 Net unrealized gain on securities	4,315	4,480	164	3.8	5,606
2 Net deferred hedge gains and losses	40	0	(39)	(97.8)	(19)
3 Foreign currency translation adjustments	71	803	732	1,031.2	575
Total valuation and translation differences	4,426	5,284	858	19.4	6,163
III Minority interests	11,823	7,675	(4,147)	(35.1)	7,261
Total net assets	780,282	385,231	(395,050)	(50.6)	386,171
Total liabilities and net assets	1,762,105	1,576,070	(186,034)	(10.6)	1,569,539

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)	1Q FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)	Change		FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	89,231	80,176	(9,054)	(10.1)	344,797
2 Sales	2	447	444	16,642.4	373
3 Other	6,117	6,607	490	8.0	23,744
Total operating income	95,351	87,231	(8,119)	(8.5)	368,915
II Operating expenses					
1 Financial expenses	3,658	4,623	964	26.4	15,453
2 Cost of sales	—	425	425	—	323
3 Other	79,965	73,744	(6,221)	(7.8)	556,462
Total operating expenses	83,624	78,792	(4,831)	(5.8)	572,239
Operating profit (loss)	11,727	8,439	(3,287)	(28.0)	(203,323)
III Non-operating income					
1 Interest and dividend income on investments	99	109	9	9.7	283
2 Equity in net gain of affiliated companies	310	200	(109)	(35.3)	945
3 Other	399	211	(188)	(47.1)	1,069
Total non-operating income	809	521	(288)	(35.6)	2,298
IV Non-operating expenses					
1 Interest expense	11	—	(11)	(100.0)	31
2 Other	65	40	(25)	(38.8)	447
Total non-operating expenses	77	40	(36)	(47.9)	478
Recurring profit (loss)	12,459	8,920	(3,539)	(28.4)	(201,502)
V Extraordinary income	8	0	(8)	(95.9)	4,714
VI Extraordinary losses	1,259	399	(859)	(68.3)	193,528
Income (loss) before income taxes and minority interests	11,209	8,521	(2,687)	(24.0)	(390,316)
Income taxes Current	3,645	1,637	(2,008)	(55.1)	4,587
Deferred	1,457	(153)	(1,611)	(110.6)	(11,882)
Minority interests in net loss of consolidated subsidiaries	236	—	(236)	(100.0)	4,738
Minority interests in net income of consolidated subsidiaries	—	414	414	—	—
Net income (loss)	6,342	6,623	281	4.4	(378,282)

(3) Summary of Consolidated Statements of Changes in Net Assets

1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)

(Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the first quarter					
Cash dividends paid *			(6,657)		(6,657)
Bonuses to directors and corporate auditors *			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net income			6,342		6,342
Acquisition of treasury stock				(2)	(2)
Disposal of treasury stock		(0)		0	0
Total changes during the first quarter	—	(0)	(605)	(2)	(608)
Balance at June 30, 2006	80,737	138,414	602,301	(57,421)	764,032

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge gains	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the first quarter						
Cash dividends paid *						(6,657)
Bonuses to directors and corporate auditors *						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net income						6,342
Acquisition of treasury stock						(2)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the first quarter—net	(7,291)	40	(38)	(7,290)	(236)	(7,526)
Total changes during the first quarter	(7,291)	40	(38)	(7,290)	(236)	(8,135)
Balance at June 30, 2006	4,315	40	71	4,426	11,823	780,282

* Dividend and bonuses which were approved at the General Meeting of Shareholders held in June 2006.

1Q FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747
Changes during the first quarter					
Cash dividends paid *			(6,657)		(6,657)
Decrease due to exclusion of a company in consolidation			(441)		(441)
Net income			6,623		6,623
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		0	0
Total changes during the first quarter	—	(0)	(475)	0	(475)
Balance at June 30, 2007	80,737	138,413	210,543	(57,423)	372,271

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge gains and losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171
Changes during the first quarter						
Cash dividends paid *						(6,657)
Decrease due to exclusion of a company in consolidation						(441)
Net income						6,623
Acquisition of treasury stock						(0)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the first quarter—net	(1,126)	20	227	(878)	414	(464)
Total changes during the first quarter	(1,126)	20	227	(878)	414	(939)
Balance at June 30, 2007	4,480	0	803	5,284	7,675	385,231

* Dividend and bonuses which were approved at the General Meeting of Shareholders held in June 2007.

(Reference)

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the fiscal year					
Cash dividends paid *			(6,657)		(6,657)
Cash dividends paid			(6,657)		(6,657)
Bonuses to directors and corporate auditors *			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(378,282)		(378,282)
Acquisition of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		0	0
Total changes during the fiscal year	—	(0)	(391,888)	(4)	(391,893)
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the fiscal year						
Cash dividends paid *						(6,657)
Cash dividends paid						(6,657)
Bonuses to directors and corporate auditors *						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(378,282)
Acquisition of treasury stock						(4)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the fiscal year—net	(6,000)	(19)	466	(5,553)	(4,798)	(10,352)
Total changes during the fiscal year	(6,000)	(19)	466	(5,553)	(4,798)	(402,245)
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171

* Dividend and bonuses which were approved at the General Meeting of Shareholders held in June 2006.

(4) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) Amount	1Q FY 2008 (Apr. 1, 2007– Jun. 30, 2007) Amount	FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) Amount
I Operating activities			
1 Income (loss) before income taxes and minority interests	11,209	8,521	(390,316)
2 Depreciation and amortization	1,811	1,447	7,525
3 Amortization of goodwill	431	27	1,756
4 Increase in allowance for credit losses	6,795	3,038	165,509
5 Increase in allowance for losses on interest repayments	2,190	—	227,040
6 Interest and dividend income on investments	(99)	(109)	(283)
7 Equity in net gain of affiliated companies	(310)	(200)	(945)
8 Loss on sales or disposal of property and equipment	18	149	562
9 Decrease (increase) in consumer loans receivable: Principal	(4,703)	25,873	89,767
10 Decrease (increase) in sales credits	(33)	(389)	2,241
11 Increase in claim for indemnities	(1,284)	(1,689)	(4,918)
12 Decrease (increase) in purchased receivables	4,998	(1,720)	5,170
13 Increase (decrease) in procurement obligations	(2,115)	(2,856)	2,323
14 Other	641	(2,922)	11,223
Subtotal	19,548	29,170	116,655
15 Interest and dividend income	54	101	293
16 Interest expense	(11)	—	(31)
17 Income taxes paid	(27,041)	(1,504)	(30,329)
Net cash provided by (used in) operating activities	(7,450)	27,768	86,587
II Investing activities			
1 Payment for purchase of property and equipment	(848)	(876)	(2,223)
2 Payment for purchase of intangible fixed assets	(433)	(378)	(2,775)
3 Other	515	(1,331)	(119)
Net cash used in investing activities	(767)	(2,585)	(5,118)
III Financing activities			
1 Net repayment on commercial paper	31,000	—	(20,000)
2 Proceeds from short-term borrowings	38,274	13,271	164,367
3 Repayments of short-term borrowings	(28,225)	(20,647)	(148,679)
4 Proceeds from long-term debt	47,062	9,600	153,893
5 Repayments of long-term debt	(39,165)	(34,766)	(143,198)
6 Proceeds from issuance of bonds, net of expenses	—	79,899	59,683
7 Redemption of bonds	(10,000)	(30,000)	(55,000)
8 Cash dividends paid	(6,657)	(6,657)	(13,315)
9 Other	233	(0)	(3,623)
Net cash provided by (used in) financing activities	32,521	10,698	(5,873)
IV Effect of exchange rate changes on cash and cash equivalents	(149)	(0)	91
V Net increase in cash and cash equivalents	24,153	35,880	75,686
VI Cash and cash equivalents at beginning of the period	63,851	139,853	63,851
VII Effect of the increase in scope of consolidated subsidiaries	—	—	314
VIII Net decrease in cash and cash equivalents in scope of exclusion of consolidated subsidiaries	—	(1,448)	—
IX Cash and cash equivalents at end of the period	88,005	174,285	139,853

(Segment Information)

1. Operations by business segment

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)

Since the consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)

Since Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

1st quarter of FY 2007 (Apr. 1, 2006 – Jun. 30, 2006) and 1st quarter of FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)

Since overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)		1Q FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)		FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	89,231	93.6	80,176	91.9	344,797	93.5
	Collection of written-off loans	1,521	1.6	1,532	1.7	5,340	1.5
	Fees and commissions	97	0.1	79	0.1	371	0.1
	Collection of purchased receivables	650	0.7	1,465	1.7	3,239	0.9
	Loan guarantee revenues	1,268	1.3	1,935	2.2	6,357	1.7
	Other	3	0.0	160	0.2	159	0.0
	Subtotal	92,774	97.3	85,349	97.8	360,265	97.7
Operating income from other businesses	Sales	2	0.0	447	0.5	373	0.1
	Other	2,574	2.7	1,434	1.7	8,276	2.2
	Subtotal	2,577	2.7	1,881	2.2	8,649	2.3
Total		95,351	100.0	87,231	100.0	368,915	100.0

Note: Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables, Loan guarantee revenues and Other, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income (loss) under Other operating income.

(2) Other Indicators

Classification		1Q FY 2007 (Jun. 30, 2006)	1Q FY 2008 (Jun. 30, 2007)	FY 2007 (Mar. 31, 2007)
Consumer loans outstanding		1,585,699	1,465,936	1,491,835
(Millions of yen)	Unsecured loans	1,582,364	1,463,223	1,488,980
	Secured loans	3,335	2,712	2,854
Number of customers		2,945,622	2,728,151	2,775,290
	Unsecured loans	2,944,257	2,727,008	2,774,099
	Secured loans	1,365	1,143	1,191
Number of branches		1,591	1,516	1,578
	Staffed branches	473	462	471
	Unstaffed branches	1,118	1,054	1,107
Number of automated contract machines		1,533	1,460	1,521
Number of ATMs		1,695	1,675	1,682
Number of loan processing machines		1,003	958	983
Number of employees		5,083	4,725	4,961
Loan losses (Millions of yen)		27,715	28,334	135,619
Allowance for credit losses (Millions of yen)		142,507	304,210	301,207
Net income (loss) per share (Yen)		50.00	52.23	(2,982.86)
Net assets per share (Yen)		6,059.50	2,977.14	2,987.82

Notes:
1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Loan losses include losses on claims for indemnity.
5. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2008 (Jun. 30, 2007)	Change		FY 2007 (Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	45,510	90,651	45,140	99.2	52,835
2 Consumer loans receivable: Principal	1,290,196	1,172,243	(117,953)	(9.1)	1,193,876
3 Short-term loans receivable	122,230	162,199	39,968	32.7	155,934
4 Other	65,185	92,215	27,029	41.5	91,470
Allowance for credit losses	(111,876)	(263,500)	(151,624)	135.5	(259,200)
Total current assets	1,411,247	1,253,809	(157,437)	(11.2)	1,234,918
II Fixed assets					
1 Property and equipment	65,603	62,641	(2,961)	(4.5)	63,491
2 Intangible fixed assets	8,699	8,175	(524)	(6.0)	8,554
3 Investments and advances	108,840	76,124	(32,715)	(30.1)	78,289
Total fixed assets	183,143	146,941	(36,202)	(19.8)	150,336
Total assets	1,594,391	1,400,750	(193,640)	(12.1)	1,385,254
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	6,862	—	(6,862)	(100.0)	5,000
2 Current portion of long-term loans payable	134,449	118,115	(16,334)	(12.1)	128,777
3 Commercial paper	51,000	—	(51,000)	(100.0)	—
4 Bonds scheduled for redemption within one year	75,000	40,000	(35,000)	(46.7)	50,000
5 Accrued income taxes	2,752	563	(2,189)	(79.5)	104
6 Accrued bonuses to employees	1,410	1,500	90	6.4	2,935
7 Accrued bonuses to directors and corporate auditors	16	25	8	49.8	—
8 Accruals for debt guarantees	8,586	12,771	4,185	48.7	12,233
9 Allowance for business losses of subsidiary	5,051	—	(5,051)	(100.0)	—
10 Allowance for losses on interest repayments	23,000	65,800	42,800	186.1	65,800
11 Other	10,430	11,950	1,519	14.6	11,945
Total current liabilities	318,559	250,725	(67,833)	(21.3)	276,794
II Long-term liabilities					
1 Corporate bonds	150,000	250,407	100,407	66.9	190,000
2 Long-term loans payable	376,365	371,361	(5,004)	(1.3)	385,439
3 Accrued severance indemnities for employees	898	746	(151)	(16.9)	867
4 Allowance for retirement benefits for directors and corporate auditors	300	221	(78)	(26.2)	337
5 Accruals for loss guarantees	2,000	—	(2,000)	(100.0)	—
6 Allowance for losses on interest repayments	—	167,600	167,600	—	167,600
7 Other	53	3,129	3,076	5,766.1	3,899
Total long-term liabilities	529,617	793,467	263,850	49.8	748,143
Total liabilities	848,176	1,044,192	196,016	23.1	1,024,938

(Continued)

(Millions of yen)

Classification	1Q FY 2007 (Jun. 30, 2006)	1Q FY 2008 (Jun. 30, 2007)	Change		FY 2007 (Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
(Net assets)					
I Shareholders' equity					
1 Common stock	80,737	80,737	—	—	80,737
2 Capital surplus					
(1) Additional paid-in capital	112,639	112,639	—	—	112,639
(2) Other	14,697	14,696	(0)	(0.0)	14,697
Total capital surplus	127,337	127,336	(0)	(0.0)	127,336
3 Retained earnings					
(1) Legal reserve	12,263	12,263	—	—	12,263
(2) Other	578,939	189,158	(389,780)	(67.3)	191,810
Total retained earnings	591,203	201,422	(389,780)	(65.9)	204,073
4 Treasury stock	(57,421)	(57,423)	(1)	0.0	(57,423)
Total shareholders' equity	741,856	352,073	(389,782)	(52.5)	354,725
II Valuation and translation differences					
1 Net unrealized gain on securities	4,318	4,483	165	3.8	5,609
2 Net deferred hedge gains and losses	40	0	(39)	(97.8)	(19)
Total valuation and translation differences	4,358	4,484	126	2.9	5,590
Total net assets	746,215	356,558	(389,656)	(52.2)	360,315
Total liabilities and net assets	1,594,391	1,400,750	(193,640)	(12.1)	1,385,254

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification	1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)	1Q FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)	Change		FY 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	72,361	63,790	(8,570)	(11.8)	276,843
2 Other	5,504	6,401	897	16.3	23,067
Total operating income	77,865	70,191	(7,673)	(9.9)	299,910
II Operating expenses					
1 Financial expenses	3,378	4,172	794	23.5	14,095
2 Other	65,467	61,394	(4,072)	(6.2)	483,324
Total operating expenses	68,845	65,567	(3,278)	(4.8)	497,419
Operating profit (loss)	9,019	4,624	(4,395)	(48.7)	(197,508)
III Non-operating income	391	241	(149)	(38.2)	1,019
IV Non-operating expenses	63	36	(27)	(42.8)	363
Recurring profit (loss)	9,347	4,829	(4,517)	(48.3)	(196,852)
V Extraordinary income	8	0	(8)	(95.9)	3,129
VI Extraordinary losses	55	20	(34)	(62.8)	193,120
Income (loss) before income taxes	9,300	4,809	(4,491)	(48.3)	(386,843)
Income taxes Current	3,196	1,011	(2,185)	(68.4)	2,575
Deferred	573	(208)	(781)	(136.4)	(14,478)
Net income (loss)	5,530	4,006	(1,524)	(27.6)	(374,940)

(3) Summary of Non-Consolidated Statements of Changes in Net Assets

1Q FY 2007 (Apr. 1, 2006 – Jun. 30, 2006)

(Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
		Additional paid-in capital	Other	Legal reserve	Other: Voluntary reserve	Other: Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during the first quarter								
Cash dividends paid *						(6,657)		(6,657)
Bonuses to directors and corporate auditors *						(67)		(67)
Voluntary reserve*					28,000	(28,000)		—
Net income						5,530		5,530
Acquisition of treasury stock							(2)	(2)
Disposal of treasury stock			(0)				0	0
Total changes during the first quarter	—	—	(0)	—	28,000	(29,194)	(2)	(1,197)
Balance at June 30, 2006	80,737	112,639	14,697	12,263	566,700	12,239	(57,421)	741,856

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge gains	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the first quarter				
Cash dividends paid *				(6,657)
Bonuses to directors and corporate auditors *				(67)
Voluntary reserve *				—
Net income				5,530
Acquisition of treasury stock				(2)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the first quarter—net	(7,290)	40	(7,250)	(7,250)
Total changes during the first quarter	(7,290)	40	(7,250)	(8,447)
Balance at June 30, 2006	4,318	40	4,358	746,215

* Dividend and bonuses which were approved at the General Meeting of Shareholders held on June 20, 2006.

1Q FY 2008 (Apr. 1, 2007 – Jun. 30, 2007)

(Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
					Other			
		Additional paid-in capital	Other	Legal reserve	Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725
Changes during the first quarter								
Cash dividends paid *						(6,657)		(6,657)
Bonuses to directors and corporate auditors *								—
Voluntary reserve *					(390,000)	390,000		—
Net income						4,006		4,006
Acquisition of treasury stock							(0)	(0)
Disposal of treasury stock			(0)				0	0
Total changes during the first quarter	—	—	(0)	—	(390,000)	387,348	0	(2,651)
Balance at June 30, 2007	80,737	112,639	14,696	12,263	176,700	12,458	(57,423)	352,073

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge gains and losses	Total valuation and translation differences	
Balance at March 31, 2007	5,609	(19)	5,590	360,315
Changes during the first quarter				
Cash dividends paid *				(6,657)
Bonuses to directors and corporate auditors *				—
Voluntary reserve *				—
Net income				4,006
Acquisition of treasury stock				(0)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the first quarter—net	(1,126)	20	(1,105)	(1,105)
Total changes during the first quarter	(1,126)	20	(1,105)	(3,757)
Balance at June 30, 2007	4,483	0	4,484	356,558

* Dividend and bonuses which were approved at the General Meeting of Shareholders held on June 19, 2007.

(Reference)

FY 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
				Legal reserve	Other			
		Additional paid-in capital	Other		Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during the fiscal year								
Cash dividends paid *						(6,657)		(6,657)
Cash dividends paid						(6,657)		(6,657)
Bonuses to directors and corporate auditors *						(67)		(67)
Voluntary reserve *					28,000	(28,000)		—
Net loss						(374,940)		(374,940)
Acquisition of treasury stock							(4)	(4)
Disposal of treasury stock			(0)				0	0
Total changes during the fiscal year	—	—	(0)	—	28,000	(416,323)	(4)	(388,328)
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the fiscal year				
Cash dividends paid *				(6,657)
Cash dividends paid				(6,657)
Bonuses to directors and corporate auditors *				(67)
Voluntary reserve *				—
Net loss				(374,940)
Acquisition of treasury stock				(4)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the fiscal year—net	(5,999)	(19)	(6,018)	(6,018)
Total changes during the fiscal year	(5,999)	(19)	(6,018)	(394,347)
Balance at March 31, 2007	5,609	(19)	5,590	360,315

* Dividend and bonuses which were approved at the General Meeting of Shareholders held on June 20, 2006.

(Excerpt translation)

NEWS RELEASE **PROMISE**

July 26, 2007

Dear Sirs:

Promise Co., Ltd.
Sanyo Shinpan Finance Co., Ltd.

ANNOUNCEMENT OF MANAGEMENT INTEGRATION BETWEEN PROMISE AND SANYO SHINPAN AND IMPLEMENTATION OF TENDER OFFER FOR SANYO SHINPAN SHARES BY PROMISE

Promise Co., Ltd. ("Promise," Representative Director: Hiroki Jinnai) and Sanyo Shinpan Finance Co., Ltd. ("Sanyo Shinpan," Representative Director: Mutsuhiko Matsumoto) hereby announce that it has been resolved at the meetings of the Board of Directors of the respective companies held today (July 26, 2007) to implement a tender offer (the "Tender Offer") for the shares of Sanyo Shinpan by Promise and to enter into a management integration of both companies.

1. Purpose of the Management Integration

Promise has mainly engaged in consumer financing services providing individual customers with unsecured and unguaranteed small loans since its establishment in March 1962. Since 1999, with "the evolution of the personal main banker" as its company vision ("Promise Vision"), the Company has actively developed its infrastructure and business practices in order to be selected and preferred by its customers, including the improvement of its network, development of the most safe and secure financial instruments, and enhancement of its customer service. In 2004, Promise formed a strategic alliance in capital and services with Sumitomo Mitsui Financial Group, Inc. ("SMFG"), and based on the affiliation, launched an unsecured personal loan business in April 2005 with Sumitomo Mitsui Banking Corporation ("SMBC") and At-Loan, a subsidiary of Promise.

Since its establishment in October 1959, Sanyo Shinpan has expanded its consumer financing services focusing primarily on west Japan, such as in the Kyushu and Chugoku areas. Since 1999, Sanyo Shinpan has initiated a full-scale business in eastern Japan. In April 2001, Sanyo Shinpan made Mycal Card Inc. (currently known as Pocketcard Co., Ltd.) its subsidiary and has promoted diversification of financial services including a credit card business, guarantee services and a servicing business, and consequently, these businesses have contributed to Sanyo Shinpan's consolidated operating results.

However, the business environment for the consumer financing services industry to which Promise and Sanyo Shinpan belong has seen major changes due to the December 2006 enactment and promulgation of the money lending business related laws which, among other things, reduced the maximum interest rate under the Law for the Control of Acceptance of Contributions, Money Deposits and Interest, etc. (the "Capital Subscription Law"), and regulated total credit amounts, raising concerns about industry restructuring or shakeouts. In recent years, as part of a legal adjustment of debts, claims for repayment of interest on loans in which such interest exceeded the limits provided in the Capital Subscription Law have increased. Such claims are a factor behind an increase in bad-debt write-offs and have put heavy strain on consumer credit company revenues.

In response to the increasingly severe business environment, Promise and Sanyo Shinpan began efforts to fundamentally reform their cost structure through means such as channel restructuring and personnel reduction, and began taking steps towards ensuring a new revenue base. We believe that the integration of the operating base of both companies will have synergistic effects and will enable a dynamic response to the changes in the business environment and a dynamic approach to both companies' growth strategies. Promise and Sanyo Shinpan continue to discuss the business strategies of the new group formed as a result of the management integration, and are developing useful financial instruments and services that will enhance customer convenience, and publicly affirm their belief that the combined entity will become a leading company in the industry in terms of customer base, brand strength and strategy. In addition, we intend to take advantage of the integration to further enhance cooperation with the SMFG and SMBC groups.

2. Policies Regarding Management and Corporate Restructuring, etc.

Promise and Sanyo Shinpan intend to implement fundamental operational reforms through the management integration to realize synergies as described below, and establish a new operational system to realize sustainable growth under a new operating environment.

Expansion of the operating base

As a result of the integration of both companies' groups, Promise and Sanyo Shinpan will have approximately 2 trillion yen in total loans receivable outstanding on a consolidated basis, and will be the largest business group in the consumer financing services industry. Since Sanyo Shinpan is dominant in the Chugoku and Shikoku areas, we believe that the rate of overlapping customers between the two companies is relatively low. We also expect that this integration will cause expansion of our customer base as well as an increase in our outstanding loans receivable.

Furthermore, Sanyo Shinpan is currently performing a tie-up with 168 financial institutions engaged in the credit guarantee business, and has established know-how, a strong brand and good relationships with its affiliates. We believe that we will be able to stabilize our revenue base by strengthening our guarantee business by utilizing Sanyo Shinpan's above-mentioned ability to expand into new businesses such as financing services to companies.

Implementation of a cost cutting plan

Although Promise and Sanyo Shinpan have already announced and launched their own respective cost cutting plans, we expect to have more efficient reforms of the cost structure through our joint efforts to achieve synergies by (i) cutting costs through reductions in overlapping manned stores and unmanned stores, (ii) cutting costs through integration and intensification of business operations and integration of headquarters' management functions and (iii) reducing costs for system development and operation.

Development of the new group's business strategy after the management integration

In order to develop a new revenue base, Promise has entered into new businesses like management of internet shopping malls and automobile-related services that have arisen from consumers' fund settlement needs. Promise has also established a comprehensive finance company called "Do Financial Service Co., Ltd.," and is directly addressing consumers' fund settlement needs while developing and expanding a business model that provides various financial services.

At the same time, Sanyo Shinpan, through its group company Pocketcard Co., Ltd., has know-how, a strong brand name and a broad customer base in the consumer credit business.

Although we intend to develop specific action plans later, we believe that the integration of two companies providing various financial services will lead to an expanded customer base and increased profitability of the whole group.

3. Other

Please see the press release "ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR SHARES" issued by Promise today and "ANNOUNCEMENT OF ENDORSEMENT OF TENDER OFFER FOR SHARES" issued by Sanyo Shinpan today for details of the Tender Offer for shares.

This news release has been translated from the original Japanese document released on July 26, 2007, for reference only.

In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

July 26, 2007

Company Name: Promise Co., Ltd.
Representative: Representative Director, Hiroki Jinnai
(Code: 8574, the First Section of Tokyo Stock Exchange, Inc.)
Contact: Public Relations, Yasuhiko Katsumi
(Telephone Number: 03-3287-1515)

To whom it may concern:

ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR SHARES

Promise Co., Ltd. (the "Company" or the "Tender Offeror") hereby announces that it has resolved at the meeting of the Board of Directors on July 26, 2007 to commence the tender offer (the "Tender Offer") for shares and the Company's first Share Purchase Warrants (the "Share Purchase Warrants") issued in accordance with a resolution of the ordinary general meeting of shareholders held on June 25, 2004 and the resolution of the meeting of the Board of Directors held on May 11, 2004 of Sanyo Shinpan Finance Co., Ltd. (Code: 8573, listed on the First Section of Tokyo Stock Exchange and Fukuoka Stock Exchange) (the "Target Company") as set forth below. In the event that the Tender Offeror fails to acquire all shares of the Target Company through the Tender Offer, the Tender Offeror expects to make the Target Company a wholly-owned subsidiary subsequent to the Tender Offer by way of certain appropriate means such as a statutory share exchange for cash.

Since the Tender Offeror is not limiting the maximum number of share certificates expected to be tendered in the Tender Offer, in the event that as a result of the Tender Offer the delisting requirements for share certificates prescribed by the Tokyo Share Exchange and Fukuoka Share Exchange are triggered, share certificates of the Target Company may be delisted under prescribed procedures. In addition, even if such requirements are not triggered by the Tender Offer, if the Tender Offeror expects to make the Target Company a wholly-owned subsidiary under the method set forth below after the Tender Offer, the share certificates of the Target Company will be delisted in such case.

1. Purposes of the Tender Offer

(1) Background of and Reason for Implementing the Tender Offer

The Tender Offeror and its group have mainly engaged in consumer financing services providing individual customers with unsecured and unguaranteed small loans since its establishment in March 1962. And since 1999, with "the evolution of the personal main banker" as its company vision ("Promise Vision"), the Company has actively developed its infrastructure and business practices in order to be selected and preferred by its customers, including the improvement of its network, development of the most safe and secure financial instruments, and enhancement of its customer service.

In 2004, the Tender Offeror formed a strategic alliance in capital and services with Sumitomo Mitsui Financial Group, Inc., and based on the affiliation, in April 2005 the Tender Offeror, Sumitomo Mitsui Banking Corporation ("SMBC") and At-Loan Co., Ltd. ("At-Loan"), a subsidiary of the Tender Offeror, launched an unsecured personal loan business (the "Cascade Business"). In the Cascade Business, the Tender Offeror gives guarantees on loan products sold by SMBC and AT-Loan and the Tender Offeror comprehensively controls credit. This year is the third year for the Cascade Business and

the three companies have steadily expanded its business.

At the same time, since their establishment in October 1959, the Target Company and its group have expanded their consumer financing services focusing primarily on southwest Japan, such as in the Kyushu and Chugoku areas. Since 1999, the Target Company has initiated a full-scale business in east Japan. In April 2001, the Target Company made Mycal Card Inc. (currently known as Pocketcard Co., Ltd.) its subsidiary and has promoted diversification of financial services including a credit card business, guarantee services and a servicing business. In recent years, these businesses have achieved high growth and consequently have enhanced consolidated operating results.

Working towards a fundamental review of the money lending business system, which is central to the Tender Offeror and Target Company's core business of consumer finance, the Law for the Control of Acceptance of Contributions, Money Deposits and Interest, etc. (the "Capital Subscription Law") and the Interest Rate Restriction Law were partially amended, and a new "Money Lending Business Law" was promulgated in December 2006. Although there is a three-year transition period until the full enforcement of such laws, interest rates under the Capital Subscription Law will become the same as those under the Interest Rate Restriction Law, and under the Money Lending Business Law, money lenders will be subject to restrictions of maximum interest rates. Furthermore, controls on the total amount that may be lent, market entry regulations and other various restrictive regulations have been incorporated into this legal reform, which materially affects the consumer financing service business and has generated concerns about the possibility of a serious credit squeeze as well as industry restructuring or shakeouts. In addition, in association with a surge in claims for interest refunds, and an increase in interest refund costs and bad debt costs, and in light of the report entitled "Audit Treatment in Consumer Financing Service Companies, etc. of Accounting of Reserves for Losses due to Interest Refund Claims," compiled by the Japan Institute of Certified Public Accounts (JICPA), the Tender Offeror and the Target Company substantially increased their reserves for losses due to interest refunds and bad debt losses. There is no predicting which direction these claims for interest refunds will take, and the Tender Offeror recognizes that the current operating environment is extremely difficult for all consumer financing service companies, including the Tender Offeror and the Target Company.

In response to the rapid changes in the business environment resulting from the above-mentioned reforms of the money lending business related laws, the Tender Offeror began efforts as part of its operation reforms, to (i) secure profitability by reforming the cost structure of its unsecured personal loan business and (ii) procure a growth base by developing a new business model. With respect to the reform of the cost structure in the unsecured personal loan business described in (i) above, the Tender Offeror plans to implement certain cost-cutting measures such as integration of centralized centers, elimination and consolidation of channels (i.e., consolidation or elimination of manned stores and a general shift to unmanned stores, a reduction of unmanned stores and loan application machines, restructuring of consumer finance subsidiaries and rationalization of personnel, etc.) during the business year ending in March 2008 in order to shift its cost structure after the full enforcement of the money lending business related laws. Also, with respect to securing a growth base by developing a new business model as described in (ii), the Tender Offeror contemplates directly addressing consumers' needs for fund settlement by utilizing the know-how built into its unsecured personal loan business. Already-launched services related to leased real estate, operation of internet shopping malls and entry into automobile-related services are all part of the above-mentioned efforts. The Tender Offeror also established as a new business strategy a comprehensive finance company called "Do Financial Service Co., Ltd." in order to provide various financial services in response to needs for fund settlement among a broad range of customer segments.

At the same time, the Target Company announced efforts to reform its cost structure on May 10, 2007, and has launched certain measures to ensure the profitability of its business after the full enforcement of the amended laws related to the money lending business. Taking into consideration the profitability and geographic market of each store, the Target Company implemented a shift from manned stores to unmanned stores, eliminated or consolidated stores and established a customer center in February 2007 for the purpose of expanding non-face-to-face services to customers and promoting business efficiency and standardization of employees' service skills, all while reducing costs related to stores. Telephone services, credit services, sales promotion, and other customer management services previously provided at manned stores have been transferred in phases to the customer center, and the transfer is expected to be completed within this business year. ATMs installed by the Target Company will be reduced where in light of the operating situation of the ATM and the existence of ATMs at affiliated financial institutions in neighboring areas such reduction seems advisable. Furthermore, the Target Company has sought to rationalize personnel distribution where the content of the business permits, and to constrain advertising costs.

Notwithstanding the above efforts, there are limits to the ability of cost structure reforms independently taken by the Tender Offeror or the Target Company to achieve the timely development of a solid business and financial base with an advantage over competitors, and to secure sufficient revenues after the full enforcement of the amended laws related to the money lending business. With a mutual recognition that it is in the best interests of both companies to realize synergies by consolidating business bases and promptly implementing effective cost cutting measures and conversion to a new business model, the Tender Offeror and Target Company decided to proceed with discussions with respect to implementation of the Tender Offer. As a result of deliberation by both companies, it was decided that the best operating strategy is for the Tender Offeror to implement the Tender Offer to integrate business operation of both companies.

(2) Outline of the Tender Offer

Prior to the Tender Offer, the Tender Offeror agreed on July 26, 2007 with Mr. Akio Shiiki, Mr. Takeomi Shiiki, and Mr. Masaharu Shiiki, shareholders of Asahi Enterprise *Kabushiki Kaisha* ("Asahi Enterprise"), which holds 9,564,670 shares of the Target Company (approximately 25.2% of the aggregate number of the issued and outstanding shares of the Target Company), the largest shareholder of the Target Company (such three individual shareholders of Asahi Enterprise, collectively, being the "Shareholders of Asahi Enterprise"), to acquire on July 31, 2007 126,000 shares, all of the issued Asahi Enterprise shares, from the Shareholders of Asahi Enterprise.

The Tender Offeror will implement the Tender Offer for the purpose of acquiring all of the issued and outstanding common shares (including common shares as may be issued upon exercise of Share Purchase Warrants prior to the end of the Tender Offer Period) other than treasury shares and the Target Company shares held by Asahi Enterprise and all issued Share Purchase Warrants.

The Tender Offeror entered into an agreement concerning the Tender Offer as of July 26, 2007 with Mr. Masakazu Shiiki, the largest shareholder of the Target Company. Under such agreement, Mr. Masakazu Shiiki agrees, in principle, to tender all of his shares of the Target Company (7,399,745 shares, approximately 19.4% of the aggregate number of the issued and outstanding shares), and to cause Ms. Makie Shiiki and Masaharu Shiiki to tender all of their shares of the Target Company (at least 150,216 shares and 3,500 shares, respectively).

As stated above, the Tender Offeror agreed with the Shareholders of Asahi Enterprise

on July 26, 2007 to acquire 126,000 shares, all of the issued and outstanding shares of Asahi Enterprise, on July 31, 2007. The acquisition price of all such Asahi Enterprise shares was determined in accordance with a proper evaluation of the properties owned by Asahi Enterprise other than the Target Company shares after estimating the value of the Target Company shares held by Asahi Enterprise that were lower than the tender price. The Tender Offeror set the tender price offered to the general shareholders of the Target Company higher than the valuation of the Target Company shares held by Asahi Enterprise based on the determination by the Tender Offeror that such pricing is indispensable to the success of the Tender Offer. In the event that the Tender Offer is not completed, the Tender Offeror's acquisition of Asahi Enterprise's shares will be cancelled.

This Tender Offer provides shareholders of the Target Company with an opportunity to sell their shares at a price superior to recent market prices. In determining the tender price of this Tender Offer, the Tender Offeror retained Goldman Sachs Japan Co., Ltd. ("Goldman Sachs") as a financial advisor to the Tender Offeror at the end of November 2006. Upon our request, Goldman Sachs conducted financial analysis of the Target Company using (i) the "comparable trading multiple analysis" and (ii) the dividend discount model method (the "DDM Method"). On July 26, 2007, Goldman Sachs presented us the result of those analyses. The Tender Offeror has set the tender price at 3,623 yen, taking into account various factors such as the synergies generated between the two companies, the results of due diligence of the Target Company's business, legal, accounting and tax, and the prospects of this Tender Offer and financial analysis with respect to the Target Company prepared by our financial advisor, Goldman Sachs. The Tender Offeror further based this price on the discussions and negotiations with the Target Company. Such tender price is equivalent to the closing price (3,210 yen) quoted on the Tokyo Stock Exchange on July 18, 2007 (the day immediately preceding July 19, 2007, when certain speculation concerning the Tender Offer was reported in the media), plus a premium of approximately 12.9% (rounded off to the first decimal point), and also to the simple average of closing prices (3,259 yen) quoted on the Tokyo Stock Exchange for the last three months ending July 18, 2007, (rounded off to a whole number), plus a premium of approximately 11.2% (rounded off to the first decimal point).

At the meeting of the Board of Directors held on July 26, 2007, after prudent consideration of the adequacy of the tender price and conditions of the Tender Offer in light of the financial condition of the Tender Offeror and the Target Company, business synergies, and other factors, the Target Company endorsed the Tender Offer, determining that the Tender Offer contributed to improved corporate value of the Target Company and provided opportunities for the sale of the Target Company shares for a reasonable price with the shareholders of the Target Company.

When endorsing the Tender Offer, the Board of Directors of the Target Company received from Nomura Securities Co., Ltd. (appointed as a financial advisor of the Target Company as of July 26, 2007) analysis materials concerning the tender price as well as a fairness opinion to the effect that a tender price of 3,623 yen per common share under the Tender Offer is adequate. In the analysis materials, Nomura Securities reported that it used the "market price average method," the "comparable trading multiple analysis" and the DDM Method, etc. for analyzing the value of the common shares of the Target Company. Also, the Board of Directors of the Target Company obtained legal advice from Nagashima, Ohno & Tsunematsu, and after comprehensive consideration of the content and feasibility of the Tender Offer and other related factors in reference to the above analysis and advice, the Tender Offer was unanimously endorsed by all the directors participating in the resolution.

Mr. Masakazu Shiiki, Representative Director and Mr. Masaharu Shiiki did not participate in the above resolution due to their substantial interest in the Tender Offer because Mr. Masaharu Shiiki is a large shareholder of the Target Company, and Mr. Masaharu Shiiki

is a director and shareholder of the Target Company and also a shareholders of Asahi Enterprise, which is a large shareholder of the Target Company.

(3) Policies regarding management and corporate restructuring, etc. after the Tender Offer

The Tender Offeror intends to implement fundamental operational reforms through the Tender Offer and to integrate the business operations of the Tender Offeror and the Target Company to realize synergies as described below, and establish a new operational system to realize sustainable growth under a new operating environment.

(i) Expansion of the operating base in the credit guarantee business
The Target Company is currently performing a tie-up with 168 financial institutions focused in west and south Japan engaged in the credit guarantee business, and has established know-how, a strong brand and good relationships with its affiliates. The Tender Offeror believes that it will be able to stabilize its revenue base by strengthening its guarantee business by utilizing the Target Company's above-mentioned advantages in such business.

(ii) Cutting costs by reducing overlapping manned stores and unmanned stores
While the Tender Offeror and the Target Company have developed manned and unmanned stores throughout Japan, they are moving towards eliminating and consolidating overlapping channels in the same area. While restructuring of channels has been independently carried out by each company with attention paid to customer usability, the Tender Offeror expects further efficiency gains through the common efforts of both companies.

(iii) Cutting costs by integration and intensification of business operations and integration of headquarters' management functions
Because the Tender Offeror and the Target Company have similar customer management and business operations in their core business of consumer financing, the Tender Offeror believes that integration and intensification of similar businesses will optimize the number of personnel required.

(iv) Reduction of costs for system development and operation
Similar to (iii) above, the Tender Offeror and the Target Company, both of which engage in a similar business, recognize that system-sharing is also feasible. Specifically, by making available certain systems that the Tender Offeror is developing and operating by itself for the customer management of the Target Company, the Tender Offeror believes that system-related costs, including service fees currently incurred by the Target Company, can be reduced.

Also, for the smooth and rapid fusion of the two companies, the Tender Offeror expects to submit a proposal to an extraordinary general meeting of shareholders to be held upon consummation of the Tender Offer that a majority of the Board of Directors and the Board of Statutory Auditors be directors and statutory auditors appointed by the Tender Offeror of the Target Company (the "Extraordinary General Meeting of Shareholders").

(4) Policy regarding the Acquisition of All Shares after the Tender Offer

In the event that the Tender Offeror successfully concludes the Tender Offer, the Tender Offeror will have acquired no less than 50.1% of the Target Company's issued and outstanding common shares, excluding treasury shares, together with those held indirectly through Asahi Enterprise. In the event that the Tender Offeror fails to acquire all of the Target Company common shares other than those held by Asahi Enterprise and the Target Company itself, the Tender Offeror expects to acquire all the Target Company common

shares by a statutory share exchange between the Tender Offeror as the wholly-owning parent company and the Target Company as the wholly-owned subsidiary (the "Share Exchange"), after a consolidation takeover by which the Tender Offeror will be the surviving company and Asahi Enterprise will be the merged company, while providing opportunities to the common shareholders of the Target Company to sell their shares. The Tender Offeror may select some other way to acquire all of the Target Company common shares after the Tender Offer, depending upon interpretation of the relevant laws and ordinances by the competent authorities, the share holding ratio of the Tender Offeror and the shareholding situation of shareholders other than the Tender Offeror, or other factors.

In the event that the Share Exchange takes place, the Tender Offeror expects to deliver cash payment to shareholders of the Target Company, which will become its wholly-owned subsidiary. The amount of cash to be delivered per share by the Share Exchange is expected to be determined based on the tender price, but it may be different from the tender price. Shareholders of the Target Company becoming our wholly-owned subsidiary may demand that the Target Company purchase their shares pursuant to procedures under the relevant laws and ordinances. The purchase price per share in this case may differ from the tender price and the amount of cash to be paid per share under the Share Exchange. Shareholders are hereby requested to consult with their advisers about what their tax treatment will be in case of the Tender Offer, payment under the Share Exchange or sale in a share purchase demand in connection with the Share Exchange.

(5) Expected Delisting and Purpose of Delisting

The Tender Offeror believes that, in order to develop the solid business operation basis, create synergies and ensure the acceleration of new growth in the future by utilizing operating resources held by the Tender Offeror and the Target Company in a mutually complimentary manner, ensure the full integration of the business operations of both companies by making the Target Company a wholly-owned subsidiary of the Tender Offeror is indispensable.

Since the Tender Offeror is not limiting the number of share certificates expected to be tendered in the Tender Offer, in the event that, as a result of the Tender Offer, the delisting requirements for share certificates prescribed by the Tokyo Share Exchange and Fukuoka Share Exchange are triggered, share certificates of the Target Company may be delisted under prescribed procedures. In addition, even if such requirements are not triggered by the Tender Offer, if the Tender Offeror expects to make the Target Company a wholly-owned subsidiary under the aforementioned method after the Tender Offer, the share certificates of the Target Company will be delisted in such case.

2. General Description of the Tender Offer, etc.

(1) Profile of Target Company

a)	Company Name	Sanyo Shinpan Finance Co., Ltd.
b)	Description of Business	Consumer finance business, guarantee services for unsecured personal loans, credit card business and servicing business, etc.
c)	Date of Incorporation	November 22, 1946
d)	Address of Head Office	8, Kamigofukumachi 1-chome, Hakata-ku, Fukuoka-shi, Fukuoka
e)	Title and Name of Representatives	Mutsuhiko Matsumoto, President and Representative Director
f)	Amount of Stated Capital	16,268,000,000 yen (as of March 31, 2007)
g)	Major Shareholders and Ownership Ratio	(as of March 31, 2007)
		Asahi Enterprise Co., Ltd 25.20% Masakazu Shiiki 19.50%

		Northern Trust Company (AVFC) Sub-account American Client (Standing proxy) The Hong Kong and Shanghai Banking Corporation, Tokyo Branch 6.60% Mellon Bank Treaty Clients Omnibus (Standing proxy) The Hong Kong and Shanghai Banking Corporation, Tokyo Branch 4.45% The Bank of Fukuoka, Ltd. 2.78%	
h)	Relationship between Tender Offeror and Target Company	Capital Relationship	The Tender Offeror owns 10 shares of the Target Company
		Personnel Relationship	Not applicable
		Business Relationship	Not applicable
		Applicability of Related Persons	Not applicable

(Note 1) The "Ownership Ratio" above is stated as rounded to two decimal places.

(Note 2) The amendment report filed by Brandes Investment Partners, LP as of April 10, 2007 reported that it held the shares as follows as of March 30, 2007, but the Tender Offeror could not confirm the number of shares beneficially owned, and does not include Brandes Investment Partners, LP's ownership in the above table of the "Major Shareholders and Ownership Ratio."

Name or Trade Name	Address or Location	Number of Shares Owned (thousands of shares)	Ownership Ratio to the Total Number of Issued Shares (%)
Brandes Investment Partners, LP	11988 El Camino Real, Suite 500, San Diego, CA 92191-9048, U.S.A.	3,716	9.79
Total	-	3,716	9.79

(Note 3) The above (including notes 1 and 2) is prepared based on the Annual Securities Report for the 44th business year of the Target Company (filed on June 29, 2007).

(2) Period of Tender Offer

a) Initial Tender Offer Period
From August 1, 2007 (Wednesday) to September 11, 2007 (Tuesday) (30 business days)

b) Possibility of extension of Tender Offer Period upon request of the Target Company
Not applicable

(3) Tender Offer Price

Common Shares: 3,623 yen per common share
Share Purchase Warrants: 1 yen per Share Purchase Warrant

(4) Basis of Calculation of Purchase Price, etc.

a) Basis of the Calculation

i) Common Share

The purchase price of 3,623 yen per share was determined by taking into account various factors such as the transfer price of Asahi Enterprise Co., Ltd. ("AEP") which was agreed to among all shareholders of AEP (the "AEP

Shareholders"), due diligence conducted with respect to the Target and its affiliates, and financial analysis with respect to the Target prepared by our financial advisor, Goldman Sachs Japan Co., Ltd. ("Goldman Sachs"). In early July, Goldman Sachs prepared a number of financial analyses, including a comparable trading multiple analysis and a dividend discount model method (the "DDM method') analysis, based on financial forecasts for the Target prepared by the management of the Target and reviewed and modified by our management, including certain synergies projected by our management to result from the transaction, and discussions with members of our and the Target's senior management regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of the Target. In the analysis presented to our management on July 26, 2007, the comparable trading multiple analysis resulted in indicative values ranging from 2,396 to 3,194 yen and the DDM method analysis resulted in indicative values ranging from 2,496 to 3,706 yen. In addition, Goldman Sachs examined premiums to market prices paid in tender offers in recent M&A transactions in Japan.

As of July 26, 2007, AEP held 9,564,670 shares of the Target, accounting for 25.20% of the Target's outstanding shares. The Company agreed with the AEP shareholders on July 26, 2007 that it would acquire, on July 31, 2007, all 126,000 of the AEP's outstanding shares. The acquisition price of AEP shares was determined upon discussions with the AEP shareholders, taking into account financial conditions of AEP as well as a valuation of the Target's shares held by AEP whose price is lower than the Tender Offer price.

The Company noted that the average price per share, as calculated by dividing the sum of the aggregate value of the Target's shares held by AEP (considered in the determination of the acquisition price of AEP shares above) and the aggregate amount of the acquisition price for shares acquired under the Tender Offer (assuming all shares are acquired) by the total number of the Target's issued shares, was within the ranges of results of the Target's equity value pursuant to the dividend discount analysis and the trading multiple analysis, respectively conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of gaining the Target's approval for the Tender Offer and the possibility of successful completion of the Tender Offer, the purchase price under the Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 26, 2007.

The purchase price represents a premium of approximately 12.9% of the closing price of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. on July 18, 2007.

ii) Stock Purchase Warrants

The exercise price of the Target First Series Share Purchase Warrantss (shinkabu yoyaku ken) was 6,722 yen per share as of May 31, 2007, which well exceeds the purchase price of 3,623 yen per share of the common stock under the Tender Offer. In addition, based on the fact that the Target First Series Share Purchase Warrants were issued as stock options, and are only exercisable by directors, auditors, officers and employees of the Target, and are not exercisable by the Company even if it acquires them, the purchase price for each the Target First Series Share Purchase Warrant under the Tender Offer was determined to be one

yen.

b) Background of the Calculation

i) Common Stock

In early December, the Company and the Target launched discussions for the management integration of both companies (the "Management Integration"). The Company appointed Goldman Sachs as financial advisor, and began the process of analyzing potential synergies arising from the Management Integration and the optimal structure. Subsequently, in early February, both companies were engaged in detailed discussions toward realization of the Management Integration and conducted due diligence.

As a result of the discussions, both companies reached the conclusion that, in order to complete the Management Integration in a timely manner and to realize synergy effects in preparation of the full implementation of the amendment to the Money Lending Business Law, the structure of the transaction should be for the Company to conduct a tender offer of the Target's shares for cash consideration, thereby making the Target a wholly-owned company of the Company. In the meantime, during the period of ongoing due diligence, the both companies continued to receive more and more demands for return of overpaid interest, and both companies had to prepare a massive amount of reserves for possible losses arising from returns of overpaid interest and uncollectible loans in their financial statements for the period ended March 31, 2007, which resulted in having a material affect on the financial conditions of both companies.

Since demands for return of overpaid interest still continued after April 2007, in order to further continue discussion of the Management Integration, the Company decided that it would be desirable to analyze the equity value of the Target, taking into consideration the effects on the demands for return of overpaid interest on the financial condition of both companies as to be reflected in their financial statements for the first quarter ended June 30, 2007.

Based on the above analysis, the Company reviewed such factors in achieving the Management Integration by a tender offer as the possibility of gaining the Target's approval of the Tender Offer and the possibility of a successful completion of the Tender Offer, and proposed to the AEP Shareholders a transfer of the AEP shares with the condition that the price be lower than a tender offer price for which the AEP Shareholders accepted.

As a result of the due diligence, the Company confirmed that the average price per share, as calculated by dividing the sum of the aggregate value of the Target's shares held by AEP (considered in the determination of the acquisition price of AEP shares above) and the aggregate amount of the acquisition price for shares acquired under the Tender Offer (assuming all shares are acquired) by the total number of the Target's issued shares, was within the ranges of results of the Target's equity value pursuant to the dividend discount analysis and comparable trading multiple analysis, respectively conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of gaining the Target's approval for the Tender Offer and the possibility of successful completion of the Tender Offer, the purchase price under the Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 26, 2007.

ii) Stock Purchase Warrants

The exercise price of the Target First Series Share Purchase Warrants (shinkabu yoyaku ken) was 6,722 yen per share as of May 31, 2007, which well exceeds the purchase price of 3,623 yen per share of the common stock under the Tender Offer. In addition, based on the fact that the Target First Series Share Purchase Warrants were issued as stock options, and are only exercisable by directors, auditors, officers and employees of the Target, and are not exercisable by the Company even if it acquires them, the purchase price for each the Target First Series Share Purchase Warrant under the Tender Offer was determined to be one yen.

c) Relationship with Calculation Agent

Goldman Sachs is not a related person of the Tender Offeror.

(5) Number of Shares, etc. to be Purchased

Class of Shares, etc.	Number of Shares to be Purchased on a Fully Diluted Basis	Number of Shares that may be Purchased in Excess of Minimum on a Fully Diluted Basis
Share Certificates	9,592,320 (shares)	- (shares)
Share Purchase Warrants	- (shares)	- (shares)

(Note 1) If the total number of shares, etc. tendered in response to the Tender Offer (the "Tendered Shares, etc."), is less than the minimum number of shares to be purchased (9,592,320 shares, the "Number of Shares to be Purchased"), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc., equals or exceeds the Number of shares to be Purchased (9,592,320 shares), all of the Tendered Shares, etc. will be purchased.

(Note 2) The Tender Offeror will not purchase through the Tender Offer any of the treasury shares held by the Target and the Target's shares held by Asahi Enterprise.

(Note 3) The Number of Shares to be Purchased is 9,592,320 shares, which equals the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the treasury shares held by the Target as of the same date (15,130 shares) (i.e., 37,934,014 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the Share Purchase Warrants (3,035) from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares) (i.e., 38,237,514 shares), multiplied by 0.501 (approximately 19,156,995 shares)(rounded off to the whole number), less the number of the Target's shares held by the Tender Offeror as of the date hereof (10 shares) and those held by Asahi Enterprise as of the same date (9,564,670 shares) (i.e., 9,592,315 shares), and then rounded up to the number of unit shares.

(Note 4) Fractional unit shares are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (however, if fractional unit shares are deposited with the Japan Securities Depository Center, Inc. through the tender offer agent or sub-agent (which is described below in "11. Tender Offer Agent"), the shareholder is not required to submit its share certificates). The Target may repurchase its shares during the Tender Offer Period from any shareholder who exercises a shareholder's right under the Company Law of Japan to require the Target to repurchase the Target's fractional unit shares

constituting less than one unit, in which case the Target is required to make any such repurchases at a price equal to the market price for its shares.

(Note 5) Share Purchase Warrants may be exercised by the last day of the Tender Offer Period. The Target's shares issued or transferred upon such exercise shall be also subject to the Tender Offer.

(Note 6) On the basis of the numbers as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007), the maximum number of shares, etc. that the Tender Offeror expects to acquire under the Tender Offer is the Target's total issued shares as of March 31, 2007 (37,949,144 shares) less the number of the Target's shares held by the Tender Offeror as of the date hereof (10 shares), the Target's treasury shares as of March 31, 2007 (15,130 shares) and the number of the Target's shares held by Asahi Enterprise as of the date hereof (9,564,670 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the (3,035) Share Purchase Warrants from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares), i.e., 28,672,834 shares (the "Maximum Number of Shares to be Purchased").

(6) Change in Ownership Percentage of Shares as a result of Tender Offer

Number of Voting Rights Represented by the Shares, etc. Owned by the Tender Offeror before Tender Offer	1	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., 0.0%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror before Tender Offer	Undetermined	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., undetermined)
Number of Voting Rights With Respect to Shares, etc. to be Purchased	959,232	(Percentage of Ownership of Shares, etc., after Tender Offer, etc., undetermined)
Total Number of Voting Rights of All Shareholders of the Target Company	3,792,789	

(Note 1) "Number of Voting Rights represented by Shares, etc. to be Purchased " shows the number of voting rights represented by the shares to be purchased under the Tender Offer (9,592,320 shares).

(Note 2) "Total Number of Voting Rights of the Shareholders of the Target " is based on the total number (every 10 shares is written as 1 unit) of voting rights of the shareholders as of March 31, 2007, as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007). However, since fractional unit shares and the Target Company's shares issued or as may be issued upon exercise of Whare Purchase Warrants are also subject to the Tender Offer, the "Percentage of Ownership of Shares, etc., before Tender Offer, etc." is calculated by adding the number of voting rights represented by the Target's shares issued or transferred or possibly issued or transferred upon exercise of Share Purchase Warrants (30,350) to the number of voting rights (3,793,401) represented by the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the Target's treasury shares as of the same date (15,130 shares), which calculates to 3,823,751 as the denominator.

(Note 3) "Percentage of Ownership of Shares, etc., before Tender Offer, etc. is rounded to two decimal points.

(Note 4) Since the Tender Offeror will purchase all the Tendered Shares, etc. if the total number of the Tendered Shares, etc. equals or exceeds the Number of Shares to be Purchased, Percentage of Ownership of Shares, etc., after Tender Offer may equal up to 100.00%.

(7) Purchase Price

34,753 million yen

(Note) The "Purchase Price" shows the amount that results by multiplying the Number of Shares to be Purchased (9,592,320 shares) by the purchase price per share. The amount of total purchase price is 103,882 million yen if the Tender Offeror purchases the maximum number of Tendered Shares (28,672,834 shares).

(8) Settlement Procedure

a) Names and Locations of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Daiwa Securities SMBC Co., Ltd.: 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.: 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

b) Commencement Date of Settlement

Thursday, September 20, 2007

c) Settlement Procedure

A written notice of settlement will be mailed to the address or location of each Tendering Shareholder, etc. (or the address of the standing proxy in the case of a Non-Japanese Shareholder) without delay after the expiration of the Tender Offer Period.

The Tender Offer shall be settled in cash. In accordance with the instructions given by the Tendering Shareholders, etc., the sales price with regard to the shares, etc. purchased, without delay on or after the commencement date of settlement, will be remitted to the place designated by each Tendering Shareholder, etc. or paid in the head office or domestic branch offices of the tender offer agent or sub-agent.

(9) Other Conditions and Procedures Relating to the Tender Offer

a) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares, etc. is less than the minimum Number of Shares to be Purchased (9,592,320 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares to be Purchased (9,592,320 shares), all the Tendered Shares, etc. will be purchased.

b) Existence of Conditions for Withdrawal, etc. of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(a) through 1(i), 1(l) through 1(r), Item 2, Items 3(a) through 3(h), Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw the Tender Offer.

When withdrawing the Tender Offer, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such

public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given immediately thereafter.

c) Existence of Conditions for Reducing Tender Offer Price, Details thereof, and Manner of Disclosure of Reduction

If the Target conducts a share split or any other act stipulated in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the Tender Offer Price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the Tender Offer Price, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given immediately thereafter. If the Tender Offer Price is so reduced, all shares tendered on and prior to the date of such public notice shall be also purchased at the reduced price.

d) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may cancel any agreement concerning the Tender Offer at any time during the Tender Offer Period. When canceling the agreement, the Tendering Shareholder, etc. shall deliver or send a cancellation notice (the Tender Offer Acceptance Form Receipt and a written notice of cancellation of the agreement concerning the Tender Offer) to the head office or domestic branch office of the tender offer agent or sub-agent which received the tender offer acceptance from such Tendering Shareholder, etc. by 16:00 pm of the last day of the Tender Offer Period; provided that in case of sending a cancellation notice, such notice shall be received by 16:00 pm of the last day of the Tender Offer Period.

The Tender Offeror will not make a claim against a Tendering Shareholder, etc. for damages or penalties due to cancellation of the agreement by such Tendering Shareholder, etc. Furthermore, costs incurred for the return of the Tendered Shares, etc. shall be borne by the Tender Offeror. When receiving a cancellation notice, share certificates, etc. representing the Tendered Shares, etc. will be returned promptly after completion of the cancellation procedures.

e) Manner of Disclosure in case of a Modification of the Conditions, etc. of Tender Offer

The Tender Offeror may modify the conditions, etc., of the Tender Offer except as prohibited in Article 27-6, Paragraph 1 of the Law.

When modifying the conditions, etc. of the Tender Offer, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given immediately thereafter. All shares, etc. tendered on and prior to the date of such public notice shall be also purchased in accordance with the modified conditions, etc. of the Tender Offer.

f) Manner of Disclosure upon the Filing of Amendment to the Registration Statement

If the Tender Offeror files any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Tender Offeror shall promptly make a public announcement regarding such Amendment to the extent that it relates to any information contained in the public notice of the commencement of the Tender Offer pursuant to Article 20 of the Cabinet Office Ordinance. The Tender Offeror shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Tender Offeror shall prepare and provide a document stating the reasons for such amendments, the items that have been amended, and the amended information.

g) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer Period.

(10) Date of Public Notice of the Commencement of the Tender Offer

August 1, 2007 (Wednesday)

(11) Tender Offer Agent

Daiwa Securities SMBC Co., Ltd.: 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.: (sub-agent) 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

3. Others

(1) Agreements with the Target Company, or its Directors and Officers, and the Details Thereof.

(i) At the Meeting of the Board of Directors held on July 26, 2007, the Target Company resolved, with the unanimous approval of the directors participating in the resolution, to endorse the Tender Offer.

(ii) The Tender Offeror has in substance agreed to the following matters with Mr. Masakazu Shiiki, a large shareholder of the Target Company.

(a) Tendering
Mr. Masakazu Shiiki will, in principle, tender all of his shares of the Target Company (7,399,745 shares, approximately 19.4 % of the aggregate number of the issued and outstanding shares), and cause Ms. Makie Shiiki and Mr. Masaharu Shiiki to, in principle, tender all of their shares in the Target Company (at least 150,216 shares and 3,500 shares, respectively).

(b) Exercise of Shareholder's Right
Mr. Masakazu Shiiki will, in accordance with consent of the Tender Offeror, exercise the shareholder's rights on shares of the Target Company.

(iii) The Tender Offeror also agreed with the Shareholders of Asahi Enterprise on July 26, 2007 to acquire 126,000 shares, all of the issued and outstanding shares of Asahi Enterprise, from the Shareholders of Asahi Enterprise, as of July 31, 2007. The acquisition price of all such Asahi Enterprise shares was determined in accordance with a proper evaluation of the properties owned by Asahi Enterprise other than the Target Company shares after estimating the value of the Target Company shares held by Asahi Enterprise that were lower than the tender offer price. The Tender Offeror set the tender offer price offered to the general shareholders of the Target Company higher than the valuation of the Target Company shares held by Asahi Enterprise based on the determination by the Tender Offeror that such pricing is indispensable to the success of the Tender Offer. In the event that the Tender Offer is not successfully completed, the Tender Offeror's acquisition of Asahi Enterprise's shares will be cancelled.

(iv) The Tender Offeror and the Target Company have agreed to the following matters:

a) Handling Share Purchase Warrants
After the Tender Offer, the Target Company will handle the Share Purchase Warrants of the Target Company in accordance with the instructions of the Tender Offeror.

b) Change of Directors of the Target Company, etc.

1) At the Extraordinary Meeting of Shareholders of the Target Company, the Target Company will submit a proposal for the election of five candidates for director of the Target Company appointed by the Tender Offeror (out of a total of nine directors) and three candidates for statutory auditor of the Target appointed by the Tender Offeror (out of a total of three statutory auditors), such that after the date of the Extraordinary Meeting of Shareholders of the Target, a majority of the Board of Directors and Board of Statutory Auditors of the Target Company will be directors and statutory auditors appointed by the Tender Offeror.

2) The Target Company will have: (x) Mr. Masaharu Shiiki resign from the office of director as of the settlement date of the Tender Offer, (y) Mr. Masakazu Shiiki resign from the office of representative director and chairman of the board as of the last day of September 2007, and (z) a certain number of directors and statutory auditors resign from their respective offices as of the date of the Extraordinary General Meeting of Shareholders such that the directors and statutory auditors appointed by the Tender Offeror pursuant to (a) above become a majority of each of the Board of Directors and Board of Statutory Auditors of the Target Company.

3) (a) The Tender Offeror will be eligible to send two persons nominated by the Tender Offeror to the Meeting of the Board of Directors and the meeting of managing committee (jyomu-kai) of the Target Company as observers, and the Target Company will accept such attendance until the date of the settlement of the Tender Offer. (b) The Tender Offeror will be eligible to dispatch certain persons (though not more than five) nominated by the Tender Offeror to the Target Company as managing officers (jyo-mu shikkou yakuin), and the Target Company will have such managing officers attend the meeting of the managing committee (jyomu-kai) of the Target Company [as members of the committee] and the Meeting of the Board of Directors of the Target

Company as observers from the date of the settlement of the Tender Offer to the date of the Extraordinary Meeting of Shareholders of the Target.

4) The Target Company will be eligible to send two persons nominated by the Target Company to the Meeting of the Board of Directors and the meeting of the management strategy committee (*keieisenryaku-kaigi*) of the Tender Offeror as observers if and when issues related to the management integration of the Tender Offeror and the Target in association with making the Target a wholly-owned subsidiary of the Tender Offeror, etc. are under discussion, during the period from the date of the settlement of the Tender Offer until a certain amount of time after the Extraordinary Meeting of Shareholders of the Target.

(v) In the event that the Tender Offeror successfully concludes the Tender Offer, the Tender Offeror will have acquired no less than 50.1% of the Target Company's issued and outstanding shares, excluding treasury shares, together with those indirectly held through Asahi Enterprise. In the event that the Tender Offeror fails to acquire all of the Target Company shares other than those held by Asahi Enterprise and the Target Company itself, the Tender Offeror expects to acquire all the Target Company shares by the Share Exchange, after a consolidation takeover by which the Tender Offeror will be the surviving company and Asahi Enterprise will be the merged company, while providing opportunities to the shareholders of the Target Company to sell their shares. The Tender Offeror may select some other way to acquire all of the Target Company shares after the Tender Offer, depending upon interpretation of the relevant laws and ordinances by the competent authorities, the share holding ratio of the Tender Offeror and the shareholding situation of shareholders other than the Tender Offeror, or other factors.

In the event that the Share Exchange takes place, the Tender Offeror expects to deliver money payment to shareholders of the Target Company, which will become its wholly-owned subsidiary. The amount of money to be delivered per share by the Share Exchange is expected to be determined based on the tender price, but it may be different from the tender price.

(2) Other Information that is deemed necessary for investors to Consider the Tender Offer

The Target Company made public announcements regarding its earnings estimates for the semi-annual period and whole year periods of the fiscal year ending in March 2008 (April 1, 2007 through March 31, 2008) announced on May 10, 2007, and also regarding amendments to the expected interim dividend and the year-end dividend, in its press release titled "Announcement Regarding Earnings Estimates of the Fiscal Year Ending in March 2008 (April 1, 2007 through March 31, 2008) and Amendment to the Expected Dividends."

[1] *The analyses of Goldman Sachs Japan Co., Ltd. (hereinafter being referred to as "Goldman Sachs"), as part of its investment banking business, are continually engaged in performing financial analyses with respect to businesses and its securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Company's press release announcing the Tender Offer (the "Transaction"). Goldman Sachs expects to receive fees for its services in connection with the Transaction, and the Company has agreed to reimburse Goldman Sachs' expenses and indemnify Goldman Sachs against certain liabilities arising out of Goldman Sachs' engagement. In addition, Goldman Sachs has provided and is providing certain investment banking services to the Company. Goldman Sachs also may provide investment banking services to the Company, the Target and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has*

received, and may receive, compensation. Goldman Sachs is a full service securities firm engaged in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may provide such services to the Company, the Target and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and the target for its own account and for the accounts of its customers and may at any time hold long and short positions of such securities.

Goldman Sachs has relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Goldman Sachs and has assumed such accuracy and completeness for purposes of its analysis. In that regard, Goldman Sachs has assumed with the Company's consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs' opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, nor is Goldman Sachs expressing any opinion as to the prices at which the shares will trade at any time. Goldman Sachs' analysis is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of the date hereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming their analysis based on circumstances, developments or events occurring after the date hereof. Goldman Sachs' advisory services and analysis are provided solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction and the analysis was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the transaction, Goldman Sachs' analysis does not constitute a recommendation as to whether or not any holder shares of the Target's common stock or Share Purchase Warrant should tender such shares or Share Purchase Warrants in connection with the Tender Offer.

Note: This news release has been translated from the original Japanese document released on July 26, 2007, for reference only. In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

July 31, 2007

Company Name: Promise Co., Ltd.
Representative: Representative Director, Hiroki Jinnai
(Code: 8574, the First Section of Tokyo Stock Exchange, Inc.)
Contact: Public Relations, Yasuhiko Katsumi
(Telephone Number: 03-3287-1515)

To whom it may concern:

ANNOUNCEMENT OF PARTIAL CHANGES IN CONTENT OF TENDER OFFER FOR SHARES

Promise Co., Ltd. (the "Company") and Sanyo Shinpan Finance Co., Ltd. (Code: 8573, listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange) (the "Target Company") executed an arrangement with respect to a management integration on July 26, 2007, pursuant to which the Company would implement a tender offer for the shares of the Target Company and both companies would enter into a management integration. However, the Company hereby announces that both companies have agreed that in order to enhance the legal stability of the management integration scheme and smoothly effectuate the plan to make the Target Company a subsidiary of the Company, they will change the tender offeror, the tender offer period, and the policy for the acquisition of all the Target Company shares after the Tender Offer, as follows.

Please note that there are no changes in principal terms such as the tender offer price, other than the following items, nor has there been any change in Sanyo Shinpan's Board of Directors' endorsement of the Tender Offer.

	Before Changes	After Changes
Tender Offeror	The Company	Asahi Enterprise Co., Ltd. The Company acquired all Asahi Enterprise shares as of the date hereof, therefore Asahi Enterprise is a 100% subsidiary of the Company.
Tender Offer Period	August 1, 2007 through September 11, 2007	August 13, 2007 through September 13, 2007
Policy for the Acquisition of All the Target Company Shares after Tender Offer	Company expected to acquire all Target Company shares by a statutory share exchange along with cash consideration between the Company as the wholly-owning parent company and Asahi Enterprise as the wholly-owned subsidiary, after a consolidation takeover by which the Company will be the surviving company and Asahi Enterprise will be the merged company.	Asahi Enterprise expects to acquire all Target Company shares by a statutory share exchange along with cash consideration between Asahi Enterprise as the wholly-owning parent company and the Target Company as the wholly-owned subsidiary.

According to the above changes, the Company hereby makes the following changes to the "ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR SHARES" released on July 26, 2007.

Asahi Enterprise Co., Ltd. ("Asahi Enterprise" or the "Tender Offeror") is the company whose shares have been purchased by Promise Co., Ltd. (the "Company"), and intends to purchase all shares of Sanyo Shinpan Finance Co., Ltd. (Code: 8573, listed on the First Section of Tokyo Stock Exchange and the Fukuoka Stock Exchange) (the "Target Company") and the Target Company's First Series Share Purchase Warrants (the "Share Purchase Warrants") issued in accordance with a resolution of the ordinary general meeting of shareholders held on June 25, 2004 and the resolution of the meeting of the Board of Directors held on May 11, 2004 of the Target Company through the tender offer (the "Tender Offer"), as set forth below.

The Company does hereby announce that that it has been resolved at the Company and the Tender Offeror's respective meetings of the Board of Directors on July 31, 2007 that the Tender Offeror will purchase the shares of the Target Company and the Share Purchase Warrants through the Tender offer, as set forth below. In the event that the Tender Offeror fails to acquire all shares of the Target Company through the Tender Offer, the Tender Offeror intends to make the Target Company a wholly-owned subsidiary subsequent to the Tender Offer by way of certain appropriate means such as a statutory share exchange for cash.

Since the Tender Offeror is not limiting the maximum number of share certificates expected to be tendered in the Tender Offer, in the event that as a result of the Tender Offer the delisting requirements for share certificates prescribed by the Tokyo Share Exchange and the Fukuoka Share Exchange are triggered, share certificates of the Target Company may be delisted under prescribed procedures. In addition, even if such requirements are not triggered by the Tender Offer, the Tender Offeror intends to make the Target Company a wholly-owned subsidiary under the method set forth below after the Tender Offer, the share certificates of the Target Company will be delisted in such case.

1. Purposes of the Tender Offer

(1) Background of and Reason for Implementing the Tender Offer

The Company and its group have mainly engaged in consumer financing services providing individual customers with unsecured and unguaranteed small loans since its establishment in March 1962. And since 1999, with "the evolution of the personal main banker" as its company vision ("Promise Vision"), the Company has actively developed its infrastructure and business practices in order to be selected and preferred by its customers, including the improvement of its network, development of the most safe and secure financial instruments, and enhancement of its customer service.

In 2004, the Company formed a strategic alliance in capital and services with Sumitomo Mitsui Financial Group, Inc., and based on the affiliation, in April 2005 the Company, Sumitomo Mitsui Banking Corporation ("SMBC") and At-Loan Co., Ltd. ("At-Loan"), a subsidiary of the Company, launched an unsecured personal loan business (the "Cascade Business"). In the Cascade Business, the Company gives guarantees on loan products sold by SMBC and AT-Loan and the Company comprehensively controls credit. This year is the third year for the Cascade Business and the three companies have steadily expanded its business.

At the same time, since their establishment in October 1959, the Target Company and its group have expanded their consumer financing services focusing primarily on southwest Japan, such as in the Kyushu and Chugoku areas. Since 1999, the Target Company has initiated a full-scale business in east Japan. In April 2001, the Target Company made Mycal

Card Inc. (currently known as Pocketcard Co., Ltd.) its subsidiary and has promoted diversification of financial services including a credit card business, guarantee services and a servicing business. In recent years, these businesses have achieved high growth and consequently have enhanced consolidated operating results.

Working towards a fundamental review of the money lending business system, which is central to the Company and Target Company's core business of consumer finance, the Law for the Control of Acceptance of Contributions, Money Deposits and Interest, etc. (the "Capital Subscription Law") and the Interest Rate Restriction Law were partially amended, and a new "Money Lending Business Law" was promulgated in December 2006. Although there is a three-year transition period until the full enforcement of such laws, interest rates under the Capital Subscription Law will become the same as those under the Interest Rate Restriction Law, and under the Money Lending Business Law, money lenders will be subject to restrictions of maximum interest rates. Furthermore, controls on the total amount that may be lent, market entry regulations and other various restrictive regulations have been incorporated into this legal reform, which materially affects the consumer financing service business and has generated concerns about the possibility of a serious credit squeeze as well as industry restructuring or shakeouts. In addition, in association with a surge in claims for interest refunds, and an increase in interest refund costs and bad debt costs, and in light of the report entitled "Audit Treatment in Consumer Financing Service Companies, etc. of Accounting of Reserves for Losses due to Interest Refund Claims," compiled by the Japan Institute of Certified Public Accounts (JICPA), the Company and the Target Company substantially increased their reserves for losses due to interest refunds and bad debt losses. There is no predicting which direction these claims for interest refunds will take, and the Company recognizes that the current operating environment is extremely difficult for all consumer financing service companies, including the Company and the Target Company.

In response to the rapid changes in the business environment resulting from the above-mentioned reforms of the money lending business related laws, the Company began efforts as part of its operation reforms, to (i) secure profitability by reforming the cost structure of its unsecured personal loan business and (ii) procure a growth base by developing a new business model. With respect to the reform of the cost structure in the unsecured personal loan business described in (i) above, the Company plans to implement certain cost-cutting measures such as integration of centralized centers, elimination and consolidation of channels (i.e., consolidation or elimination of manned stores and a general shift to unmanned stores, a reduction of unmanned stores and loan application machines, restructuring of consumer finance subsidiaries and rationalization of personnel, etc.) during the business year ending in March 2008 in order to shift its cost structure after the full enforcement of the money lending business related laws. Also, with respect to securing a growth base by developing a new business model as described in (ii), the Company contemplates directly addressing consumers' needs for fund settlement by utilizing the know-how built into its unsecured personal loan business. Already-launched services related to leased real estate, operation of internet shopping malls and entry into automobile-related services are all part of the above-mentioned efforts. The Company also established as a new business strategy a comprehensive finance company called "Do Financial Service Co., Ltd." in order to provide various financial services in response to needs for fund settlement among a broad range of customer segments.

At the same time, the Target Company announced efforts to reform its cost structure on May 10, 2007, and has launched certain measures to ensure the profitability of its business after the full enforcement of the amended laws related to the money lending business. Taking into consideration the profitability and geographic market of each store, the Target Company implemented a shift from manned stores to unmanned stores, eliminated or consolidated stores and established a customer center in February 2007 for the purpose of expanding non-face-to-face services to customers and promoting business efficiency and

standardization of employees' service skills, all while reducing costs related to stores. Telephone services, credit services, sales promotion, and other customer management services previously provided at manned stores have been transferred in phases to the customer center, and the transfer is expected to be completed within this business year. ATMs installed by the Target Company will be reduced where in light of the operating situation of the ATM and the existence of ATMs at affiliated financial institutions in neighboring areas such reduction seems advisable. Furthermore, the Target Company has sought to rationalize personnel distribution where the content of the business permits, and to constrain advertising costs.

Notwithstanding the above efforts, there are limits to the ability of cost structure reforms independently taken by the Company or the Target Company to achieve the timely development of a solid business and financial base with an advantage over competitors, and to secure sufficient revenues after the full enforcement of the amended laws related to the money lending business. With a mutual recognition that it is in the best interests of both companies to realize synergies by consolidating business bases and promptly implementing effective cost cutting measures and conversion to a new business model, the Company and Target Company decided to proceed with discussions with respect to implementation of the Tender Offer. As a result of deliberation by both companies, it was decided that the best operating strategy is that the Tender Offeror implement the Tender Offer and then the Company integrate the business operations of the Company and the Target Company.

(2) Outline of the Tender Offer

Prior to the Tender Offer, the Company acquired on July 31, 2007 126,000 shares, all of the issued Asahi Enterprise shares, from Mr. Akio Shiiki, Mr. Takeomi Shiiki, and Mr. Masaharu Shiiki, shareholders of Asahi Enterprise (Tender Offeror), which holds 9,564,670 shares of the Target Company (approximately 25.2% of the aggregate number of the issued and outstanding shares of the Target Company), the largest shareholder of the Target Company (such three individual shareholders of Asahi Enterprise, collectively, being the "Shareholders of Asahi Enterprise"). The Company's acquisition price for all the issued and outstanding shares of Asahi Enterprise is calculated based upon the value of the Target Company shares held by Asahi Enterprise, which is appraised at 1,131 yen per share (rounded off after the decimal point), and other assets of Asahi Enterprise aside from the Target Company shares, which are appropriately appraised.

The Tender Offeror will implement the Tender Offer for the purpose of acquiring all of the issued and outstanding common shares (including common shares as may be issued upon exercise of Share Purchase Warrants prior to the end of the Tender Offer Period) other than treasury shares and all issued Share Purchase Warrants.

The Tender Offeror entered into an agreement concerning the Tender Offer as of July 31, 2007 with Mr. Masakazu Shiiki, the largest shareholder of the Target Company, after the Company's acquisition of Asahi Enterprise shares. Under such agreement, Mr. Masakazu Shiiki agrees, in principle, to tender all of his shares of the Target Company (7,399,745 shares, approximately 19.4% of the aggregate number of the issued and outstanding shares), and to cause Ms. Makie Shiiki and Masaharu Shiiki to tender all of their shares of the Target Company (at least 150,216 shares and 3,500 shares, respectively).

In the event that the Tender Offer is not completed, the Tender Offeror's acquisition of Asahi Enterprise's shares will be cancelled.

This Tender Offer provides shareholders of the Target Company with an opportunity to sell their shares at a price superior to recent market prices. In determining the tender price of this Tender Offer, the Company retained Goldman Sachs Japan Co., Ltd. ("Goldman

Sachs") as a financial advisor to the Company at the end of November 2006. Upon our request, Goldman Sachs conducted financial analysis of the Target Company using (i) the "comparable trading multiple analysis" and (ii) the dividend discount model method (the "DDM Method"). On July 26, 2007, Goldman Sachs presented us the result of those analyses. The Company has set the tender price at 3,623 yen, taking into account various factors such as the synergies generated between the two companies, the results of due diligence of the Target Company's business, legal, accounting and tax, and the prospects of this Tender Offer and financial analysis with respect to the Target Company prepared by our financial advisor, Goldman Sachs. The Company further based this price on the discussions and negotiations with the Target Company. Such tender price is equivalent to the closing price (3,210 yen) quoted on the Tokyo Stock Exchange on July 18, 2007 (the day immediately preceding July 19, 2007, when certain speculation concerning the management integration between the Company and the Target Company was reported in the media), plus a premium of approximately 12.9% (rounded off to the first decimal point), and also to the simple average of closing prices (3,259 yen) quoted on the Tokyo Stock Exchange for the last three months ending July 18, 2007, (rounded off to a whole number), plus a premium of approximately 11.2% (rounded off to the first decimal point).

At the meeting of the Board of Directors held on July 26, 2007, after prudent consideration of the adequacy of the tender price and conditions of the tender offer of the Target Company shares and the Share Purchase Warrants by the Company ("Company's Tender Offer") in light of the financial condition of the Company and the Target Company, business synergies, and other factors, the Target Company endorsed the Company's Tender Offer, determining that the Company's Tender Offer contributed to improved corporate value of the Target Company and provided opportunities for the sale of the Target Company shares for a reasonable price with the shareholders of the Target Company.

In conformity with the partial changes to the Tender Offer, at the meeting of the Board of Directors held on July 31, 2007, after taking into account how the change of the tender offeror and tender offer period would contribute to improved corporate value of the Target Company and offer opportunities for the sale of the Target Company shares for a reasonable price to the shareholders of the Target Company, and after confirming that no substantive differences between the Tender Offer in the current form and the previous form of the Company's Tender Offer have arisen, the Target Company endorsed keeping the resolution of approval on July 26, 2007 and the Tender Offer was also endorsed by the Directors participating in the resolution.

When endorsing the Tender Offer, the Board of Directors of the Target Company received from Nomura Securities Co., Ltd. (appointed as a financial advisor of the Target Company as of July 26, 2007) analysis materials concerning the tender price as well as a fairness opinion to the effect that a tender price of 3,623 yen per common share under the Company's Tender Offer is adequate. In the analysis materials, Nomura Securities reported that it used the "market price average method," the "comparable trading multiple analysis" and the DDM Method, etc. for analyzing the value of the common shares of the Target Company. Also, the Board of Directors of the Target Company obtained legal advice from Nagashima, Ohno & Tsunematsu, and after comprehensive consideration of the content and feasibility of the Tender Offer and other related factors in reference to the above analysis and advice, the Company's Tender Offer was unanimously endorsed by all the directors participating in the resolution at the meeting of the Board of Directors on July 26, 2007.

In conformity with the partial changes to the Tender Offer, at the meeting of the Board of Directors held on July 31, 2007, after taking into account how the change of the tender offeror and tender offer period would contribute to improved corporate value of the Target Company and offer opportunities for the sale of the Target Company shares for a reasonable price to the shareholders of the Target Company, and after confirming that no

substantive differences between the Tender Offer in the current form and the previous form of the Company's Tender Offer have arisen, the Target Company endorsed keeping the resolution of approval on July 26, 2007 and the Tender Offer was unanimously approved by the Directors participating in the resolution.

Mr. Masakazu Shiiki, Representative Director and Mr. Masaharu Shiiki did not participate in the above resolution due to their substantial interest in the Tender Offer because Mr. Masaharu Shiiki is a large shareholder of the Target Company, and Mr. Masaharu Shiiki is a director and shareholder of the Target Company and also a former shareholder of Asahi Enterprise, which is a large shareholder of the Target Company.

(3) Policies regarding management and corporate restructuring, etc. after the Tender Offer

The Company intends to implement fundamental operational reforms through the Tender Offer and to integrate the business operations of the Company and the Target Company to realize synergies as described below, and establish a new operational system to realize sustainable growth under a new operating environment.

(i) Expansion of the operating base in the credit guarantee business
The Target Company is currently performing a tie-up with 168 financial institutions focused in west and south Japan engaged in the credit guarantee business, and has established know-how, a strong brand and good relationships with its affiliates. The Company believes that it will be able to stabilize its revenue base by strengthening its guarantee business by utilizing the Target Company's above-mentioned advantages in such business.

(ii) Cutting costs by reducing overlapping manned stores and unmanned stores
While the Company and the Target Company have developed manned and unmanned stores throughout Japan, they are moving towards eliminating and consolidating overlapping channels in the same area. While restructuring of channels has been independently carried out by each company with attention paid to customer usability, the Company expects further efficiency gains through the common efforts of both companies.

(iii) Cutting costs by integration and intensification of business operations and integration of headquarters' management functions
Because the Company and the Target Company have similar customer management and business operations in their core business of consumer financing, the Company believes that integration and intensification of similar businesses will optimize the number of personnel required.

(iv) Reduction of costs for system development and operation
Similar to (iii) above, the Company and the Target Company, both of which engage in a similar business, recognize that system-sharing is also feasible. Specifically, by making available certain systems that the Company is developing and operating by itself for the customer management of the Target Company, the Company believes that system-related costs, including service fees currently incurred by the Target Company, can be reduced.

Also, for the smooth and rapid fusion of the two companies, the Company expects to submit a proposal to an extraordinary general meeting of shareholders to be held upon consummation of the Tender Offer that a majority of the Board of Directors and the Board of Statutory Auditors be directors and statutory auditors appointed by the Company of the Target Company (the "Extraordinary General Meeting of Shareholders").

(4) Policy regarding the Acquisition of All Shares after the Tender Offer

In the event that the Tender Offeror successfully concludes the Tender Offer, the Tender Offeror will have acquired no less than 50.1% of the Target Company's issued and outstanding common shares, excluding treasury shares. In the event that the Tender Offeror fails to acquire all of the Target Company common shares other than shares held by the Target Company itself, the Tender Offeror expects to acquire all the Target Company common shares by a statutory share exchange between the Tender Offeror as the wholly-owning parent company and the Target Company as the wholly-owned subsidiary (the "Share Exchange"), while providing opportunities to the common shareholders of the Target Company to sell their shares. The Tender Offeror may select some other way to acquire all of the Target Company common shares, depending upon interpretation of the relevant laws and ordinances by the competent authorities, the share holding ratio of the Tender Offeror after the Tender Offer and the shareholding situation of shareholders other than the Tender Offeror, or other factors.

In the event that the Share Exchange takes place, the Tender Offeror expects to deliver cash payment to shareholders of the Target Company, which will become its wholly-owned subsidiary. The amount of cash to be delivered per share by the Share Exchange is expected to be determined based on the tender price, but it may be different from the tender price. Shareholders of the Target Company becoming our wholly-owned subsidiary may demand that the Target Company purchase their shares pursuant to procedures under the relevant laws and ordinances. The purchase price per share in this case may differ from the tender price and the amount of cash to be paid per share under the Share Exchange. Shareholders are hereby requested to consult with their advisers about what their tax treatment will be in case of the Tender Offer, payment under the Share Exchange or sale in a share purchase demand in connection with the Share Exchange.

(5) Expected Delisting and Purpose of Delisting

The Company believes that, in order to develop a solid business for its business operations, create synergies, ensure the acceleration of new growth in the future by utilizing operating resources held by the Company and the Target Company in a mutually complimentary manner, ensuring the full integration of the business operations of both companies by making the Target Company a wholly-owned subsidiary of the Tender Offeror is indispensable.

Since the Tender Offeror is not limiting the number of share certificates expected to be tendered in the Tender Offer, in the event that, as a result of the Tender Offer, the delisting requirements for share certificates prescribed by the Tokyo Share Exchange and Fukuoka Share Exchange are triggered, share certificates of the Target Company may be delisted under prescribed procedures. In addition, even if such requirements are not triggered by the Tender Offer, since the Tender Offeror expects to make the Target Company a wholly-owned subsidiary under the aforementioned method after the Tender Offer, the share certificates of the Target Company will be delisted in such case.

2. General Description of the Tender Offer, etc.

(1) Profile of Target Company

a)	Company Name	Sanyo Shinpan Finance Co., Ltd.
b)	Description of Business	Consumer finance business, guarantee services for unsecured personal loans, credit card business and servicing business, etc.
c)	Date of Incorporation	November 22, 1946
d)	Address of Head Office	8, Kamigofukumachi 1-chome, Hakata-ku, Fukuoka-shi, Fukuoka

e)	Title and Name of Representatives	Mutsuhiko Matsumoto, President and Representative Director	
f)	Amount of Stated Capital	16,268,000,000 yen (as of March 31, 2007)	
g)	Major Shareholders and Ownership Ratio	(as of March 31, 2007) Asahi Enterprise Co., Ltd 25.20% Masakazu Shiiki 19.50% Northern Trust Company (AVFC) Sub-account American Client (Standing proxy) The Hong Kong and Shanghai Banking Corporation, Tokyo Branch 6.60% Mellon Bank Treaty Clients Omnibus (Standing proxy) The Hong Kong and Shanghai Banking Corporation, Tokyo Branch 4.45% The Bank of Fukuoka, Ltd. 2.78%	
h)	Relationship between Tender Offeror and Target Company	Capital Relationship	The Tender Offeror owns 9,564,670 shares of the Target Company
		Personnel Relationship	Not applicable
		Business Relationship	Although there was a real estate lease transaction between the Tender Offeror and the Target Company in a preceding business year, no such transaction exists as of this date.
		Applicability of Related Persons	The Tender Offeror is an "other affiliated company" of the Target Company.

(Note 1) The "Ownership Ratio" above is stated as rounded to two decimal places.

(Note 2) The amendment report filed by Brandes Investment Partners, LP as of April 10, 2007 reported that it held the shares as follows as of March 30, 2007, but the Target Company could not confirm the number of shares beneficially owned as of the end of the business year, and Brandes Investment Partners, LP's ownership is not included in the above table of the "Major Shareholders and Ownership Ratio."

Name or Trade Name	Address or Location	Number of Shares Owned (thousands of shares)	Ownership Ratio to the Total Number of Issued Shares (%)
Brandes Investment Partners, LP	11988 El Camino Real, Suite 500, San Diego, CA 92191-9048, U.S.A.	3,716	9.79
Total	-	3,716	9.79

(Note 3) The above (including notes 1 and 2) is prepared based on the Annual Securities Report for the 44th business year of the Target Company (filed on June 29, 2007).

(2) Period of Tender Offer

a) Initial Tender Offer Period
From August 13, 2007 (Monday) to September 13, 2007 (Thursday) (24 business days)

b) Possibility of extension of Tender Offer Period upon request of the Target Company

In accordance with Paragraph 3 of Article 27-10 under the Securities and Exchange Law, in the event that an Opinion Report by the Target Company (which describes a request for an extension of the tender offer period) is submitted, the purchase period will be for 30 business days and the tender offer period will be through September 25, 2007 (Tuesday).

(3) Tender Offer Price

Common Shares: 3,623 yen per common share
Share Purchase Warrants: 1 yen per Share Purchase Warrant

(4) Basis of Calculation of Purchase Price, etc.

a) Basis of the Calculation

i) Common Share

The purchase price of 3,623 yen per share was determined by taking into account various factors such as the transfer price of Asahi Enterprise which was agreed to among all the Shareholders of Asahi Enterprise, due diligence conducted with respect to the Target and its affiliates, and financial analysis with respect to the Target prepared by our financial advisor, Goldman Sachs Japan Co., Ltd. ("Goldman Sachs"). In early July, Goldman Sachs prepared a number of financial analyses, including a comparable trading multiple analysis and a dividend discount model method (the "DDM method') analysis, based on financial forecasts for the Target prepared by the management of the Target and reviewed and modified by our management, including certain synergies projected by our management to result from the transaction, and discussions with members of our and the Target's senior management regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of the Target. In the analysis presented to the Company's management on July 26, 2007, the comparable trading multiple analysis resulted in indicative values ranging from 2,396 to 3,194 yen and the DDM method analysis resulted in indicative values ranging from 2,496 to 3,706 yen. In addition, Goldman Sachs examined premiums to market prices paid in tender offers in recent M&A transactions in Japan.

As of July 31, 2007, Asahi Enterprise held 9,564,670 shares of the Target, accounting for 25.20% of the Target's outstanding shares. The Company acquired, on July 31, 2007, all 126,000 of the Asahi Enterprise's outstanding shares from the Shareholders of Asahi Enterprise. The acquisition price of Asahi Enterprise shares was determined upon discussions with the Shareholders of Asahi Enterprise, taking into account financial conditions of Asahi Enterprise as well as a valuation of the Target's shares held by Asahi Enterprise whose price is 1,131 Japanese yen per share (rounded off after the decimal point).

The Company noted that the average price per share, as calculated by dividing the sum of the aggregate value of the Target's shares held by Asahi Enterprise (considered in the determination of the acquisition price of Asahi Enterprise shares above) and the aggregate amount of the acquisition price for shares acquired under the Company's Tender Offer (assuming all shares are acquired) by the total number of the Target's issued shares, was within the ranges of results of the Target's equity value pursuant to the the DDM Method and the "comparable trading multiple analysis," respectively conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of

gaining the Target's approval for the Company's Tender Offer and the possibility of successful completion of the Company's Tender Offer, the purchase price under the Company's Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 26, 2007.

In conformity with the partial changes to the Tender Offer, the Company reconfirmed that the average price per share (as calculated by dividing the sum of the aggregate value of the Target's shares held by Asahi Enterprise (considered in the determination of the acquisition price of Asahi Enterprise shares above) and the aggregate amount of the acquisition price for shares acquired under the Tender Offer (assuming all shares are acquired) by the total number of the Target's issued shares) was within the range of results of the Target's equity value pursuant to the DDM Method and the "comparable trading multiple analysis" conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of gaining the Target's endorsement of the Tender Offer and the possibility of successful completion of the Tender Offer, the purchase price under the Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 31, 2007.

The purchase price represents a premium of approximately 12.9% of the closing price of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. on July 18, 2007.

ii) Stock Purchase Warrants

The exercise price of the Share Purchase Warrants was 6,722 yen per share as of May 31, 2007, which well exceeds the purchase price of 3,623 yen per share of the common stock under the Tender Offer. In addition, based on the fact that the Share Purchase Warrants were issued as stock options, and are only exercisable by directors, auditors, officers and employees of the Target, and are not exercisable by the Tender Offeror even if it acquires them, the purchase price for each Share Purchase Warrant under the Tender Offer was determined to be one yen.

b) Background of the Calculation

i) Common Stock

In early December, the Company and the Target launched discussions for the management integration of both companies (the "Management Integration"). The Company appointed Goldman Sachs as financial advisor, and began the process of analyzing potential synergies arising from the Management Integration and the optimal structure. Subsequently, in early February, both companies were engaged in detailed discussions toward realization of the Management Integration and conducted due diligence.

As a result of the discussions, both companies reached the conclusion that, in order to complete the Management Integration in a timely manner and to realize synergy effects in preparation of the full implementation of the amendment to the Money Lending Business Law, the structure of the transaction should be for the Company to conduct a tender offer of the Target's shares for cash consideration, thereby making the Target a wholly-owned company of the Company. In the meantime, during the period of ongoing due diligence, the both companies continued to receive more and more demands for return of overpaid interest, and both companies had to prepare a massive amount of reserves for possible losses arising from returns of overpaid interest

and uncollectible loans in their financial statements for the period ended March 31, 2007, which resulted in having a material affect on the financial conditions of both companies.

Since demands for return of overpaid interest still continued after April 2007, in order to further continue discussion of the Management Integration, the Company decided that it would be desirable to analyze the equity value of the Target, taking into consideration the effects on the demands for return of overpaid interest on the financial condition of both companies as to be reflected in their financial statements for the first quarter ended June 30, 2007.

Based on the above analysis, the Company reviewed such factors in achieving the Management Integration by a tender offer as the possibility of gaining the Target's endorsement of the Company's Tender Offer and the possibility of a successful completion of the Company's Tender Offer, and proposed to the Shareholders of Asahi Enterprise a transfer of the Asahi Enterprise shares with the condition that the price be lower than a tender offer price for which the Shareholders of Asahi Enterprise accepted.

As a result of the due diligence, the Company confirmed that the average price per share, as calculated by dividing the sum of the aggregate value of the Target's shares held by Asahi Enterprise (considered in the determination of the acquisition price of Asahi Enterprise shares above) and the aggregate amount of the acquisition price for shares acquired under the Company's Tender Offer (assuming all shares other than those held by Asahi Enterprise and treasury shares are acquired) by the total number of the Target's issued shares, was within the ranges of results of the Target's equity value pursuant the DDM Method and the "comparable trading multiple analysis", respectively conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of gaining the Target's endorsement of the Company's Tender Offer and the possibility of successful completion of the Company's Tender Offer, the purchase price under the Company's Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 26, 2007.

In conformity with the partial changes to the Tender Offer, after the due diligence, the Company reconfirmed that the forecast of the Tender Offer and the average price per share (as calculated by dividing the sum of the aggregate value of the Target's shares held by Asahi Enterprise (considered in the determination of the acquisition price of Asahi Enterprise shares above) and the aggregate amount of the acquisition price for shares acquired under the Tender Offer (assuming all shares other than those held by Asahi Enterprise and treasury shares are acquired) by the total number of the Target's issued shares) was within the range of results of the Target's equity value pursuant to the DDM Method and the "comparable trading multiple analysis" conducted by Goldman Sachs. Furthermore, in view of the factors mentioned above, as well as such other factors as expected synergy effects for the Target, the possibility of gaining the Target's endorsement of the Tender Offer and the possibility of successful completion of the Tender Offer, the purchase price under the Tender Offer was determined to be 3,623 yen per share at the Board of Directors' meeting held on July 31, 2007.

ii) Stock Purchase Warrants

The exercise price of the Share Purchase Warrants (shinkabu yoyaku ken) was 6,722 yen per share as of May 31, 2007, which well exceeds the purchase

price of 3,623 yen per share of the common stock under the Tender Offer. In addition, based on the fact that the Share Purchase Warrants were issued as stock options, and are only exercisable by directors, auditors, officers and employees of the Target, and are not exercisable by the Tender Offeror even if it acquires them, the purchase price for each Share Purchase Warrant under the Tender Offer was determined to be one yen.

c) Relationship with Calculation Agent

Goldman Sachs is not a related person of the Company.

(5) Number of Shares, etc. to be Purchased

Class of Shares, etc.	Number of Shares to be Purchased on a Fully Diluted Basis	Number of Shares that may be Purchased in Excess of Minimum on a Fully Diluted Basis
Share Certificates	9,592,330 (shares)	- (shares)
Share Purchase Warrants	- (shares)	- (shares)

(Note 1) If the total number of shares, etc. tendered in response to the Tender Offer (the "Tendered Shares, etc."), is less than the minimum number of shares to be purchased (9,592,330 shares, the "Number of Shares to be Purchased"), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc., equals or exceeds the Number of shares to be Purchased (9,592,330 shares), all of the Tendered Shares, etc. will be purchased.

(Note 2) The Tender Offeror will not purchase through the Tender Offer any of the treasury shares held by the Target.

(Note 3) The Number of Shares to be Purchased is 9,592,330 shares, which equals the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the treasury shares held by the Target as of the same date (15,130 shares) (i.e., 37,934,014 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the Share Purchase Warrants (3,035) from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares) (i.e., 38,237,514 shares), multiplied by 0.501 (approximately 19,156,995 shares)(rounded off to the whole number), less the number of the Target's shares held by the Tender Offeror as of the date hereof (9,564,670 shares) (i.e., 9,592,325 shares), and then rounded up to the number of unit shares.

(Note 4) Fractional unit shares are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (however, if fractional unit shares are deposited with the Japan Securities Depository Center, Inc. through the tender offer agent or sub-agent (which is described below in "(11) Tender Offer Agent"), the shareholder is not required to submit its share certificates). The Target may repurchase its shares during the Tender Offer Period from any shareholder who exercises a shareholder's right under the Company Law of Japan to require the Target to repurchase the Target's fractional unit shares constituting less than one unit, in which case the Target is required to make any such repurchases at a price equal to the market price for its shares.

(Note 5) Share Purchase Warrants may be exercised by the last day of the Tender Offer Period. The Target's shares issued or transferred upon such exercise shall be also subject to the Tender Offer.

(Note 6) On the basis of the numbers as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007), the maximum number of shares, etc. that the Tender

Offeror expects to acquire under the Tender Offer is the Target's total issued shares as of March 31, 2007 (37,949,144 shares) less the number of the Target's treasury shares as of March 31, 2007 (15,130 shares) and the number of the Target's shares held by the Tender Offeror as of the date hereof (9,564,670 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the (3,035) Share Purchase Warrants from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares), i.e., 28,672,844 shares (the "Maximum Number of Shares to be Purchased").

(6) Change in Ownership Percentage of Shares as a result of Tender Offer

Number of Voting Rights Represented by the Shares, etc. Owned by the Tender Offeror before Tender Offer	956,467	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., 25.01%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror before Tender Offer	Undetermined	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., undetermined)
Number of Voting Rights With Respect to Shares, etc. to be Purchased	959,233	(Percentage of Ownership of Shares, etc., after Tender Offer, etc., undetermined)
Total Number of Voting Rights of All Shareholders of the Target	3,792,789	

(Note 1) "Number of Voting Rights represented by Shares, etc. to be Purchased " shows the number of voting rights represented by the shares to be purchased under the Tender Offer (9,592,330 shares).

(Note 2) "Total Number of Voting Rights of the Shareholders of the Target" is based on the total number (every 10 shares is written as 1 unit) of voting rights of the shareholders as of March 31, 2007, as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007). However, since fractional unit shares and the Target Company's shares issued or as may be issued upon exercise of Share Purchase Warrants are also subject to the Tender Offer, the "Percentage of Ownership of Shares, etc., before Tender Offer, etc." is calculated by adding the number of voting rights represented by the Target's shares issued or transferred or possibly issued or transferred upon exercise of Share Purchase Warrants (30,350) to the number of voting rights (3,793,401) represented by the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the Target's treasury shares as of the same date (15,130 shares), which calculates to 3,823,751 as the denominator.

(Note 3) "Percentage of Ownership of Shares, etc., before Tender Offer, etc." is rounded to two decimal points.

(Note 4) Since the Tender Offeror will purchase all the Tendered Shares, etc. if the total number of the Tendered Shares, etc. equals or exceeds the Number of Shares to be Purchased, Percentage of Ownership of Shares, etc., after Tender Offer, etc. may equal up to 100.00%.

(7) Purchase Price

34,753 million yen

(Note) The "Purchase Price" shows the amount that results by multiplying the Number of Shares to be Purchased (9,592,330 shares) by the purchase price per share. The amount of total purchase price is 103,882 million yen if the Tender Offeror purchases the maximum number of Tendered Shares (28,672,844 shares).

(8) Settlement Procedure

a) Names and Locations of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Daiwa Securities SMBC Co., Ltd.: 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.: 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

b) Commencement Date of Settlement

Tuesday, September 25, 2007

(Note) If the Tender Offer Period is extended in accordance with Paragraph 3 of Article 27-10 of the Law, the date of settlement will be October 3, 2007 (Wednesday).

c) Settlement Procedure

A written notice of settlement will be mailed to the address or location of each Tendering Shareholder, etc. (or the address of the standing proxy in the case of a Non-Japanese Shareholder) without delay after the expiration of the Tender Offer Period.

The Tender Offer shall be settled in cash. In accordance with the instructions given by the Tendering Shareholders, etc., the sales price with regard to the shares, etc. purchased, without delay on or after the commencement date of settlement, will be remitted to the place designated by each Tendering Shareholder, etc. or paid in the head office or domestic branch offices of the tender offer agent or sub-agent.

(9) Other Conditions and Procedures Relating to the Tender Offer

a) Existence (or Non-existence) and Details of Conditions Listed in the Items of Paragraph 4 of Article 27-13 of the Law

If the total number of Tendered Shares, etc. is less than the minimum Number of Shares to be Purchased (9,592,330 shares), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc. equals or exceeds the Number of Shares to be Purchased (9,592,330 shares), all the Tendered Shares, etc. will be purchased.

b) Existence of Conditions for Withdrawal, etc. of the Tender Offer, Details thereof, and Manner of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1(a) through 1(i), 1(l) through 1(r), Item 2, Items 3(a) through 3(h), Item 5, and Article 14, Paragraph 2, Items 3 through 6 of the Order for Enforcement of the Securities and Exchange Law (the "Enforcement Order"), the Tender Offeror may withdraw the Tender Offer.

When withdrawing the Tender Offer, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by the Issuing Corporation, (the "Cabinet Office Ordinance") shall be made, and public notice shall be given immediately thereafter.

c) Existence of Conditions for Reducing Tender Offer Price, Details thereof, and Manner of Disclosure of Reduction

If the Target conducts a share split or any other act stipulated in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the Tender Offer Price as set forth in Article 19, Paragraph 1 of the Cabinet Office Ordinance.

When reducing the Tender Offer Price, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given immediately thereafter. If the Tender Offer Price is so reduced, all shares tendered on and prior to the date of such public notice shall be also purchased at the reduced price.

d) Matters regarding Right of Tendering Shareholders, etc. to Cancel Agreement

Tendering Shareholders, etc. may cancel any agreement concerning the Tender Offer at any time during the Tender Offer Period. When canceling the agreement, the Tendering Shareholder, etc. shall deliver or send a cancellation notice (the Tender Offer Acceptance Form Receipt and a written notice of cancellation of the agreement concerning the Tender Offer) to the head office or domestic branch office of the tender offer agent or sub-agent which received the tender offer acceptance from such Tendering Shareholder, etc. by 16:00 pm of the last day of the Tender Offer Period; provided that in case of sending a cancellation notice, such notice shall be received by 16:00 pm of the last day of the Tender Offer Period.

The Tender Offeror will not make a claim against a Tendering Shareholder, etc. for damages or penalties due to cancellation of the agreement by such Tendering Shareholder, etc. Furthermore, costs incurred for the return of the Tendered Shares, etc. shall be borne by the Tender Offeror. When receiving a cancellation notice, share certificates, etc. representing the Tendered Shares, etc. will be returned promptly after completion of the cancellation procedures.

e) Manner of Disclosure in case of a Modification of the Conditions, etc. of Tender Offer

The Tender Offeror may modify the conditions, etc., of the Tender Offer except as prohibited in Article 27-6, Paragraph 1 of the Law.

When modifying the conditions, etc. of the Tender Offer, the Tender Offeror will give an electronic public notice and announce in The Nihon Keizai Shimbun newspaper that such public notice has been given; provided, however, if it is deemed difficult to give such public notice by the last day of the Tender Offer Period, a public announcement pursuant to Article 20 of the Cabinet Office Ordinance shall be made, and public notice shall be given immediately thereafter. All shares, etc. tendered on and prior to the date of such public notice shall be also purchased in accordance with the modified conditions, etc. of the Tender Offer.

f) Manner of Disclosure upon the Filing of Amendment to the Registration Statement

If the Tender Offeror files any Amendment to this Registration Statement with the Director General of the Kanto Local Finance Bureau, the Tender Offeror shall promptly make a public announcement regarding such Amendment to the extent that

it relates to any information contained in the public notice of the commencement of the Tender Offer pursuant to Article 20 of the Cabinet Office Ordinance. The Tender Offeror shall immediately amend the Tender Offer Explanatory Statement and provide the amended Tender Offer Explanatory Statement to the Tendering Shareholders, etc. who have received the original Tender Offer Explanatory Statement. However, if only limited amendments are made, instead of providing an amended Tender Offer Explanatory Statement, the Tender Offeror shall prepare and provide a document stating the reasons for such amendments, the items that have been amended, and the amended information.

g) Manner of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced pursuant to Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Office Ordinance on the date immediately following the last day of the Tender Offer Period.

(10) Date of Public Notice of the Commencement of the Tender Offer

August 13, 2007 (Monday)

(11) Tender Offer Agent

Daiwa Securities SMBC Co., Ltd.: 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.: (sub-agent) 6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

3. Others

(1) Agreements with the Target Company, or its Directors and Officers, and the Details Thereof.

(i) At the Meeting of the Board of Directors held on July 31, 2007, the Target Company resolved, with the unanimous approval of the directors participating in the resolution, to endorse the Tender Offer.

(ii) The Tender Offeror has in substance agreed to the following matters with Mr. Masakazu Shiiki, a large shareholder of the Target Company.

(a) Tendering
Mr. Masakazu Shiiki will, in principle, tender all of his shares of the Target Company (7,399,745 shares, approximately 19.4 % of the aggregate number of the issued and outstanding shares), and cause Ms. Makie Shiiki and Mr. Masaharu Shiiki to, in principle, tender all of their shares in the Target Company (at least 150,216 shares and 3,500 shares, respectively).

(b) Exercise of Shareholder's Right
Mr. Masakazu Shiiki will, in accordance with consent of the Tender Offeror, exercise the shareholder's rights on shares of the Target Company.

(iii) The Company acquired 126,000 shares, all of the issued and outstanding shares of Asahi Enterprise from the Shareholders of Asahi Enterprise on July 31, 2007. The acquisition price of all such Asahi Enterprise shares was determined in accordance with a proper evaluation of the properties owned by Asahi Enterprise other than the Target Company shares after estimating the value of the Target Company shares held by Asahi Enterprise that were 1,131 yen per share (rounded off after the decimal

point).

In the event that the Tender Offer is not successfully completed, the Company's acquisition of Asahi Enterprise's shares will be cancelled.

(iv) The Company and the Target Company have substantially agreed to the following matters:

a) Handling Share Purchase Warrants

After the Tender Offer, the Target Company will handle the Share Purchase Warrants of the Target Company in accordance with the instructions of the Company.

b) Change of Directors of the Target Company, etc.

1) At the Extraordinary Meeting of Shareholders of the Target Company, the Target Company will submit a proposal for the election of five candidates for director of the Target Company appointed by the Company (out of a total of nine directors) and two candidates for statutory auditor of the Target appointed by the Company (out of a total of three statutory auditors), such that after the date of the Extraordinary Meeting of Shareholders of the Target, a majority of the Board of Directors and Board of Statutory Auditors of the Target Company will be directors and statutory auditors appointed by the Company.

2) The Target Company will have: (x) Mr. Masaharu Shiiki resign from the office of director as of the settlement date of the Tender Offer, (y) Mr. Masakazu Shiiki resign from the office of representative director and chairman of the board as of the later of either the last day of September 2007 or the settlement date of the Tender Offer, and (z) a certain number of directors and statutory auditors resign from their respective offices as of the date of the Extraordinary General Meeting of Shareholders such that the directors and statutory auditors appointed by the Company pursuant to (a) above become a majority of each of the Board of Directors and Board of Statutory Auditors of the Target Company.

3) (a) The Company will be eligible to send two persons nominated by the Company to the Meeting of the Board of Directors and the meeting of managing committee (jyomu-kai) of the Target Company as observers, and the Target Company will accept such attendance until the date of the settlement of the Tender Offer. (b) The Company will be eligible to dispatch certain persons (though not more than five) nominated by the Company to the Target Company as managing officers (jyo-mu shikkou yakuin), and the Target Company will have such managing officers attend the meeting of the managing committee (jyomu-kai) of the Target Company [as members of the committee] and the Meeting of the Board of Directors of the Target Company as observers from the date of the settlement of the Tender Offer to the date of the Extraordinary Meeting of Shareholders of the Target.

4) The Target Company will be eligible to send two persons nominated by the Target Company to the Meeting of the Board of Directors and the meeting of the management strategy committee (*keieisenryaku-kaigi*) of the Company as observers if and when issues related to the management integration of the Company and the Target in association

with making the Target a wholly-owned subsidiary of the Company, etc. are under discussion, during the period from the date of the settlement of the Tender Offer until a certain amount of time after the Extraordinary Meeting of Shareholders of the Target.

(v) In the event that the Tender Offeror successfully concludes the Tender Offer, the Tender Offeror will have acquired no less than 50.1% of the Target Company's issued and outstanding shares, excluding treasury shares. In the event that the Tender Offeror fails to acquire all of the Target Company shares other than those held by the Target Company itself, the Tender Offeror expects to acquire all the Target Company shares by the Share Exchange, while providing opportunities to the shareholders of the Target Company to sell their shares. The Tender Offeror may select some other way to acquire all of the Target Company shares after the Tender Offer, depending upon interpretation of the relevant laws and ordinances by the competent authorities, the share holding ratio of the Tender Offeror and the shareholding situation of shareholders other than the Tender Offeror, or other factors.

In the event that the Share Exchange takes place, the Tender Offeror expects to deliver money payment to shareholders of the Target Company, which will become its wholly-owned subsidiary. The amount of money to be delivered per share by the Share Exchange is expected to be determined based on the tender price, but it may be different from the tender price.

(2) Other Information that is deemed necessary for investors to Consider the Tender Offer

The Target Company made public announcements regarding amendment to its earnings estimates for the semi-annual period and whole year periods of the fiscal year ending in March 2008 (April 1, 2007 through March 31, 2008) announced on May 10, 2007, and the expected interim dividend and the year-end dividend, in the press release titled "Announcement Regarding Amendment to Earnings Estimates of the Fiscal Year Ending in March 2008 and the Expected Dividends" dated July 26, 2007.

[1] *The analyses of Goldman Sachs Japan Co., Ltd. (hereinafter being referred to as "Goldman Sachs"), as part of its investment banking business, are continually engaged in performing financial analyses with respect to businesses and its securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Promise Co., Ltd. ("Promise") in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by Promise (the "Transaction"). Goldman Sachs expects to receive fees for its services in connection with the Transaction, and Promise has agreed to reimburse Goldman Sachs' expenses and indemnify Goldman Sachs against certain liabilities arising out of Goldman Sachs' engagement. In addition, Goldman Sachs has provided and is providing certain investment banking services to Promise. Goldman Sachs also may provide investment banking services to Promise, the Target and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation. Goldman Sachs is a full service securities firm engaged in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may provide such services to Promise, the Target and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Promise for its own account and for the accounts of its customers and may at any time hold long and short positions of such securities.*

Goldman Sachs has relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Goldman Sachs and has assumed such accuracy and completeness for purposes of its analysis. In that regard, Goldman Sachs has assumed with Promise's consent that the internal financial forecasts prepared by the management of Promise have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Promise. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Target or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs' opinion does not address the underlying business decision of Promise to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Promise, nor is Goldman Sachs expressing any

opinion as to the prices of the Target at which the shares will trade at any time. Goldman Sachs' analysis is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of the date hereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming their analysis based on circumstances, developments or events occurring after the date hereof. Goldman Sachs' advisory services and analysis are provided solely for the information and assistance of the Board of Directors of Promise in connection with its consideration of the transaction and the analysis was one of many factors taken into consideration by Promise's Board of Directors in making its determination to approve the transaction. Goldman Sachs' analysis does not constitute a recommendation as to whether or not any holder of shares of the Target's common stock or Share Purchase Warrant should tender such shares or Share Purchase Warrants in connection with the Tender Offer.

Note: This news release has been translated from the original Japanese document released onJuly 31, 2007, for reference only. In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

END